FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Prior Disclosure Document Regarding Absorption-Type Company Split

2.	(English Translation) Absorption-Type Company Split Agreement

3.	(English Translation) Consolidated Financial Statements for the 113th Fiscal Year Document pursuant to Article 444 of the Companies Act And Financial Statements and its Supplementary Schedules Documents pursuant to Article 435 Paragraph 2 of the Companies Act

4.	(English Translation) Financial Statements for the 1st Fiscal Year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 26, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

(Translation)

Prior Disclosure Document Regarding Absorption-Type

Company Split

January 25, 2018

Nomura Holdings, Inc.

Nomura Asia Pacific Holdings Co., Ltd

January 25, 2018

To whom it may concern

Nomura Holdings, Inc.

Koji Nagai

Representative Executive Officer, President and Group CEO

Nomura Asia Pacific Holdings Co., Ltd

Toshiyasu Iiyama

Chairman and Representative Director

Matters Subject to Prior Disclosure Regarding Absorption-type Company Split

(Prior Disclosure Document in accordance with Article 782, Paragraph 1 of the Companies Act and Article 183 of the Ordinance for Enforcement of the Companies Act / Splitting Company)

(Prior Disclosure Document in accordance with Article 794, Paragraph 1 of the Companies Act and Article 192 of the Ordinance for Enforcement of the Companies Act / Succeeding Company)

On January 15, 2018, Nomura Holdings, Inc. (“NHI”) and Nomura Asia Pacific Holdings Co., Ltd (“NAPH”) executed an Absorption-Type Company Split Agreement in relation to the absorption-type company split of both companies taking effect as of April 1, 2018 (the “Company Split”). Accordingly, we hereby make prior disclosure regarding the Company Split, as follows.

It should be noted that the Company Split is a simplified company split as set forth in Article 784, Paragraph 2 of the Companies Act for NHI, the splitting company, and will be executed with resolution of general shareholders’ meeting of NAPH (January 26, 2018 (TBD)), the succeeding company in accordance with Article 795, Paragraph 1 of the Companies Act. .

Note

1.	Absorption-Type Company Split Agreement

The details are as set forth under Attachment 1 “Absorption-Type Company Split Agreement”.

2.	Shares, etc. to be Issued in Absorption-Type Company Split (Matters pertaining to adequacy of the provisions on matters as set forth in Article 758, item (iv) of the Companies Act)

In the Company Split, NAPH will issue to NHI one (1) share of common stock. Since NHI can determine, in its discretion, the number of shares to be issued, given that NHI owns all of the issued and outstanding shares of NAPH, and considering the effective management, etc. by NAPH, it is determined that the number of NAPH shares to be issued is appropriate. In addition, the stated capital and increased amount of reserves of NAPH as a result of the Company Split have been determined in accordance with the Ordinance on Company Accounting, taking into consideration the agile capital position of NAPH after the Company Split, as a consequence have also been determined to be adequate.

3.	Acquisition of Shares Subject to Class-Wide Call, etc. (Matters as set forth under Article 758, item (viii) of the Companies Act)

Not Applicable.

4.	Delivery and Allotment of Share Options, etc. (Matters pertaining to adequacy of the provisions on matters as set forth under Article 758, items (v) and (vi) of the Companies Act)

Not Applicable.

5.	Matters pertaining to Financial Statements, etc.

(1)	Matters pertaining to NHI, the splitting company

(i)	Financial Statements, etc. regarding the most recent business year of NHI, the splitting company

Please refer to Attachment 2.

(ii)	Provisional Financial Statements, etc. setting the date after the last day of the most recent business year of NHI, the splitting company, as the provisional accounting closing date

Not Applicable.

(iii)	Any event which would have a material impact on the property of NHI, the splitting company, which took place after the last day of its most recent business year

Not Applicable.

(2)	Matters pertaining to NAPH, the succeeding company

(i)	Financial Statements, etc. regarding the most recent business year of NAPH, the succeeding company

Please refer to Attachment 3.

(ii)	Provisional Financial Statements, etc. setting the date after the last day of the most recent business year of NAPH, the succeeding company, as the provisional accounting closing date

Not Applicable.

(iii)	Any event which would have a material impact on the property of NAPH, the succeeding company, which took place after the last day of its most recent business year

Not Applicable.

6.	Matters pertaining to the expectation of the performance of the obligations after the effective date

(i)	Expectation of the performance of the obligations by NHI, the splitting company

The amount of assets is 6,423,868 million yen, the amount of liabilities is 3,897,106 million yen, and the amount of net assets is 2,526,761 million yen in the balance sheet of NHI as of 2017/3/31, and there has not been any material change in these amounts thereafter.

The Company Split will involve only the transfer of assets from NHI to NAPH, the succeeding company, and the expected amount thereof is 19,055 million yen as of 2017/3/31; the amount will be finalized by adding or subtracting the change up to the day before the effective date.

In addition, there is currently no expectation of an event occurring which may cause a material change in the assets and liabilities of NHI up to the effective date of the Company Split.

Therefore, the amount of assets is expected to be well in excess of the amount of liabilities in NHI after the Company Split.

In light of the above, in addition to the earnings condition and cash flows, etc., of NHI, it is determined that the obligations assumed by NHI are expected to be performed on and after the effective date of the Company Split.

(ii)	Expectation of the performance of the obligations by NAPH, the succeeding company

The amount of assets is 24,438 thousand yen, the amount of liabilities is 18,430 thousand yen, and the amount of net assets is 6,007 thousand yen in the balance sheet of NAPH as of 2017/3/31, and there has not been any material change in these amounts thereafter.

The Company Split will involve only the succession of assets by NAPH from NHI, the splitting company, and the expected amount thereof is 19,055 million yen as of 2017/3/31, the amount will be finalized by adding or subtracting the change up to the day before the effective date.

In addition, there is currently no expectation of an event occurring which may cause a material change in the assets and liabilities of NAPH up to the effective date of the Company Split.

Therefore, the amount of assets is expected to be well in excess of the amount of liabilities in NAPH after the Company Split.

In light of the above, in addition to the earnings condition and cash flows, etc. of NAPH, it is determined that the obligations assumed by NAPH are expected to be performed on and after the effective date of the Company Split.

End

Attachment 1

(Translation)

Absorption-Type Company Split Agreement

Nomura Holdings, Inc. (“NHI”) and Nomura Asia Pacific Holdings Co., Ltd (“NAPH”) hereby enter into an Absorption-Type Company Split Agreement regarding an absorption-type company split between NHI and NAPH (the “Company Split”) as follows (this “Agreement”).

Article 1 (Company Split)

NHI and NAPH shall conduct the Company Split having a Splitting Company in an Absorption-type Company Split and a Succeeding Company in an Absorption-type Company Split such that NHI shall cause NAPH to succeed to part of the rights and obligations which NHI has in relation to its share management business, and NAPH shall succeed to such rights and obligations:

(1)	Splitting Company in an Absorption-type Company Split (NHI)

Trade name: Nomura Holdings, Inc.

Address: 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

(2)	Succeeding Company in an Absorption-type Company Split (NAPH)

Trade name: Nomura Asia Pacific Holdings Co., Ltd

Address: 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

Article 2 (Effective Date of Company Split)

The effective date of the Company Split (the “Company Split Effective Date”) shall be April 1, 2018; provided, however, that the Company Split Effective Date may be changed as necessary in order to effect the procedures for the Company Split, and any such change shall be agreed upon following consultation between NHI and NAPH.

Article 3 (Resolution for Approval of Company Split)

3.1	NHI shall conduct the Company Split without obtaining the approval of its shareholders’ meeting with respect to this Agreement, in accordance with Article 784, Paragraph 2 of the Companies Act. The calculation reference date for the total assets of NHI, as stipulated in Article 784, Paragraph 2 of the Companies Act, shall be January 31, 2018.

3.2	NAPH shall hold a shareholders’ meeting and obtain the approval of this Agreement and the matter(s) required for the Company Split by a resolution of its shareholders’ meeting by the day immediately preceding the Company Split Effective Date, in accordance with Article 795, Paragraph 1 of the Companies Act.

Article 4 (Matters regarding Rights and Obligations Succeeded to by NAPH)

4.1	The rights and obligations succeeded to by NAPH from NHI by way of the Company Split (the “Assets to Be Succeeded”) shall be the shares stated in the Exhibit: List of Assets to Be Succeeded.

4.2	NAPH shall not, by way of the Company Split, succeed to any assets, liabilities, employment agreements, or any other rights and obligations of NHI, except for those referred to in the preceding paragraph.

Article 5 (Money, etc., to Be Delivered in Connection with Company Split)

In connection with the Company Split, NAPH shall issue one (1) share of common stock of NAPH and deliver the same to NHI as consideration for the Assets to Be Succeeded which NAPH will succeed to in accordance with Article 4.1.

Article 6 (Matters regarding Amount of Capital, Capital Reserve, etc., of NAPH)

The amounts of the increases in the capital, capital reserve, etc., of NAPH as a result of the Company Split shall be as follows:

(1)	Capital: JPY 0

(2)	Capital Reserve: JPY 0

(3)	Other Capital Surplus: Changes in shareholders’ equity etc. as stipulated in the Corporate Accounting Rules

(4)	Legal Retained Earnings: JPY 0

(5)	Other Retained Earnings: JPY 0

Article 7 (Procedure for Transfer)

In regard to the transfer of the Assets to Be Succeeded, any procedure required for registration, recording, notification, etc., shall be conducted through cooperation between NHI and NAPH.

Article 8 (Management of Assets to Be Succeeded, etc.)

NHI shall manage the Assets to Be Succeeded with the due care of a good manager from the date of execution of this Agreement until the Company Split Effective Date. Any acts which may substantially affect the Assets to Be Succeeded shall be conducted by agreement between NHI and NAPH, after prior consultation between NHI and NAPH.

Article 9 (Amendment to Conditions and Cancellation of Agreement)

During the period from the date of execution of this Agreement until the Company Split Effective Date, if approval of the competent governmental offices, etc., required in accordance with the related laws and ordinances, including foreign laws, is not obtained, or if there are any material change in the asset status or management condition of either NHI or NAPH, the terms and conditions of the Company Split and the other provisions of this Agreement may be amended, or this Agreement may be cancelled, following consultation between NHI and NAPH.

Article 10 (Matters to Be Consulted)

In addition to the matters set forth in this Agreement, any other matter required for the Company Split shall be determined through separate consultation between NHI and NAPH, taking the purpose of this Agreement into consideration.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in one (1) original, to be signed and sealed by NHI and NAPH, the original of which shall be retained by NHI, and a copy hereof shall be retained by NAPH.

January 15, 2018

NHI:	9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

Nomura Holdings, Inc.

Koji Nagai, Representative Executive Officer, President and Group CEO

NAPH:	9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

Nomura Asia Pacific Holdings Co., Ltd

Toshiyasu Iiyama, Chairman and Representative Director

(Exhibit) List of Assets to Be Succeeded

The Assets to Be Succeeded shall be the following shares:

Company Name:	Number of Shares:
Nomura Financial Advisory and Securities (India) Private Limited	309,614,241 shares of common stock
Nomura Asia Investment (Fixed Income) Pte. Ltd.	3 shares of common stock
Nomura Asia MB (Hong Kong) Limited	140,000,001 shares of common stock
Nomura Asia Investment (Singapore) Pte. Ltd.	103,000 shares of common stock

End

Attachment 2

NHI Board of Directors Meeting

Consolidated Financial Statements for the 113th Fiscal Year

Document pursuant to Article 444 of the Companies Act

And

Financial Statements and its Supplementary Schedules

Documents pursuant to Article 435 Paragraph 2 of the Companies Act

Nomura Holdings, Inc.

Consolidated Balance Sheet (As of March 31, 2017)

		(Millions of yen)
ASSETS
Cash and cash deposits:		2,972,088
Cash and cash equivalents		2,536,840
Time deposits		207,792
Deposits with stock exchanges and other segregated cash		227,456
Loans and receivables:		3,097,428
Loans receivable		1,875,828
Receivables from customers		148,378
Receivables from other than customers		1,076,773
Allowance for doubtful accounts		(3,551)
Collateralized agreements:		18,729,825
Securities purchased under agreements to resell		11,456,591
Securities borrowed		7,273,234
Trading assets and private equity investments:		15,192,364
Trading assets		15,165,310
Private equity investments		27,054
Other assets:		2,860,373
Office buildings, land, equipment and facilities		349,696
(net of accumulated depreciation and amortization of 445,000 million yen)
Non-trading debt securities		775,025
Investments in equity securities		146,730
Investments in and advances to affiliated companies		420,116
Other		1,168,806

Total assets		42,852,078

LIABILITIES
Short-term borrowings		543,049
Payables and deposits:		3,708,435
Payables to customers		1,005,670
Payables to other than customers		1,569,922
Deposits received at banks		1,132,843
Collateralized financing:		19,061,091
Securities sold under agreements to repurchase		17,095,898
Securities loaned		1,627,124
Other secured borrowings		338,069
Trading liabilities		8,191,794
Other liabilities		1,308,510
Long-term borrowings		7,195,408

Total liabilities		40,008,287

Commitments and contingencies
EQUITY
Common stock		594,493
Authorized	— 6,000,000,000 shares
Issued	— 3,822,562,601 shares
Outstanding	— 3,528,429,451 shares
Additional paid-in capital		681,329
Retained earnings		1,663,234
Accumulated other comprehensive income		33,652
Common stock held in treasury, at cost — 294,133,150 shares		(182,792)
Total Nomura Holdings, Inc. shareholders’ equity		2,789,916
Noncontrolling interests		53,875

Total equity		2,843,791

Total liabilities and equity		42,852,078

Consolidated Statement of Income (April 1, 2016 — March 31, 2017)

(Millions of yen)
Commissions	327,129
Fees from investment banking	92,580
Asset management and portfolio service fees	216,479
Net gain on trading	475,587
Gain on private equity investments	1,371
Interest and dividends	441,036
Gain on investments in equity securities	7,708
Other	153,626

Total revenue	1,715,516

Interest expense	312,319

Net revenue	1,403,197

Compensation and benefits	496,385
Commissions and floor brokerage	94,495
Information processing and communications	175,280
Occupancy and related depreciation	69,836
Business development expenses	35,111
Other	209,295

Non-interest expenses	1,080,402

Income before income taxes	322,795
Income tax expense	80,229

Net income	242,566
Less: Net income attributable to noncontrolling interests	2,949

Net income attributable to Nomura Holdings, Inc. shareholders	239,617

Consolidated Statement of Changes in Equity (April 1, 2016 — March 31, 2017)

(Millions of yen)
Common Stock
Balance at beginning of year	594,493

Balance at end of year	594,493

Additional paid-in capital
Balance at beginning of year	692,706
Issuance and exercise of common stock options	(11,377)

Balance at end of year	681,329

Retained earnings
Balance at beginning of year	1,516,577
Cumulative effect of change in accounting principle(1)	(19,294)
Net income attributable to Nomura Holdings, Inc.’s shareholders	239,617
Cash dividends	(70,810)
Gain (loss) on sales of treasury stock	(2,856)

Balance at end of year	1,663,234

Accumulated other comprehensive income (loss):
Cumulative translation adjustments
Balance at beginning of year	53,418
Net change during the year	(5,651)

Balance at end of year	47,767
Defined benefit pension plans
Balance at beginning of year	(33,325)
Pension liability adjustments	(7,695)

Balance at end of year	(41,020)
Non-trading securities
Balance at beginning of year	24,887
Net unrealized gain (loss) on non-trading securities	(4,543)

Balance at end of year	20,344

Own credit adjustments
Balance at beginning of year	—
Cumulative effect of change in accounting principle(1)	19,294
Own credit adjustments	(12,733)

Balance at end of year	6,561

Balance at end of year	33,652

Common stock held in treasury
Balance at beginning of year	(148,517)
Repurchases of common stock	(61,338)
Sales of common stock	1
Common stock issued to employees	25,796
Other net change in treasury stock	1,266

Balance at end of year	(182,792)

Total NHI shareholders’ equity
Balance at end of year	2,789,916

Noncontrolling Interests
Balance at beginning of year	42,776
Cumulative effect of change in accounting principle(2)	11,330
Cash dividends	(1,781)
Net income attributable to noncontrolling interests	2,949
Accumulated other comprehensive income (loss) attributable to noncontrolling interests
Cumulative translation adjustments	(40)
Net unrealized gain (loss) on non-trading securities	(2,057)
Purchase/sale (disposition) of subsidiary shares, etc., net	(14)
Other net change in noncontrolling interests	712

Balance at end of year	53,875

Total equity balance at end of year	2,843,791

(1)	Cumulative effect of change in accounting principle is an adjustment to initially apply Accounting Standards Update (“ASU”)2016-01, “Recognition and measurement of financial assets and financial liabilities.”
(2)	Cumulative effect of change in accounting principle is an adjustment to initially apply ASU 2015-02, “Consolidation analysis.”

Notes to the Consolidated Financial Statements

[Significant Basis of Presentation of Consolidated Financial Statements]

1.	Basis of presentation

Nomura Holdings, Inc. (“the Company”)’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to Article 120-3, Paragraph 1 of the Ordinance for Company Calculation (Ministry of Justice Ordinance No. 13 of 2006). However, certain disclosures required under U.S. GAAP are omitted pursuant to Article 120-3, Paragraph 3 and the latter part of Article 120, Paragraph 1 of the Ordinance for Company Calculation.

2.	Scope of consolidation and equity method application

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest (collectively referred to as “Nomura”). Generally, the ownership of a majority of the voting interest meets the majority of financial control condition, and Nomura, therefore, consolidates its wholly-owned and majority-owned subsidiaries. In accordance with Accounting Standard Codification (“ASC”) 810 “Consolidation”, Nomura also consolidates any variable interest entities for which Nomura is a primary beneficiary.

Equity investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of the voting rights of a corporate entity, or at least 3 percent of a limited partnership and similar entities) are accounted for under the equity method of accounting and are reported in Other Assets — Investments in and advances to affiliated companies. Nomura does not apply the equity method of accounting for the equity investments that Nomura elected the fair value option under ASC 825 “Financial Instruments” and they are carried at fair value and are reported in Trading assets, Private equity investments, or Other. Nomura elected to apply the fair value option to its investments in American Century Companies, Inc. representing economic interest of 39.7%, and reports the investments and associated unrealized gains and losses within Other assets — Other and Revenue — Other, respectively.

Also, investment companies within the scope of ASC 946 “Financial Services — Investment Companies” carry all of their investments at fair value, with changes in fair value recognized through earnings, rather than apply the equity method of accounting or consolidation.

[Significant Accounting Policies]

3.	Basis and methods of valuation for securities, derivatives and others

(1)	Trading assets and trading liabilities

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheet on a trade date basis at fair value. The related gains and losses are recognized currently in income.

(2)	Private equity investments

Private equity investments are carried at fair value. Corresponding changes in the fair value of these investments are recognized currently in income.

(3)	Investments in equity securities

Investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for operating or other than operating purposes. Investments in equity securities for operating purposes and investments in equity securities for other than operating purposes are included in the other assets section of the consolidated balance sheet in Other assets — Investments in equity securities and Other assets — Other, respectively.

Investments in equity securities for operating purposes and for other than operating purposes held by non-trading subsidiaries are recorded at fair value and unrealized gains and losses are recognized currently in income. Changes in fair value of equity securities for other than operating purposes held by the insurance subsidiary are reported within Other comprehensive income on a net-of-tax basis.

(4)	Non trading debt securities

Non-trading debt securities mainly consist of debt securities held by non-trading subsidiaries and the insurance subsidiary. Non-trading debt securities held by the insurance subsidiary are carried at fair value, with changes in fair value reported within Revenue — Other for those designated in fair value hedge relationships, otherwise within Other comprehensive income on a net-of-tax basis. Non-trading debt securities held by non-trading subsidiaries are carried at fair value and unrealized gains and losses are recognized currently in income.

4.	Depreciation and amortization

Depreciation for tangible assets is generally computed by the straight-line method over the estimated useful lives of assets according to general class, type of construction and use. Software is generally amortized by the straight-line method over its estimated useful life. Intangible assets with finite lives are amortized by the straight-line method over the estimated useful lives.

5.	Long-lived assets

ASC 360 “Property, Plant, and Equipment” (“ASC 360”) provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets.

In accordance with ASC 360, long-lived assets, excluding goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss would be recognized to the extent the carrying value exceeded its fair value.

6.	Goodwill and intangible assets

In accordance with ASC 350 “Intangibles — Goodwill and Other”, goodwill and intangible assets not subject to amortization are reviewed annually, or more frequently in certain circumstances, for impairment.

7.	Basis of allowances

(1)	Allowance for loan losses

Management establishes an allowance for loan losses against these loans not carried at fair value which reflects management’s best estimate of probable losses incurred. The allowance for loan losses comprises a specific component for loans which have been individually evaluated for impairment and a general component for loans which, while not individually evaluated for impairment, have been collectively estimated for impairment based on historical loss experience.

The specific component of the allowance for loan losses reflects probable losses incurred within loans which have been individually evaluated for impairment. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior loan loss experience, current economic conditions, current financial situation of the borrower and the fair value of any underlying collateral. The allowance is measured on a loan by loan basis by adjusting the carrying value of the impaired loan to either the present value of expected future cash flows discounted as the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The general component of the allowance for loan losses is for loans not individually evaluated for impairment and includes judgment about collectability based on available information at the balance sheet date, and the uncertainties inherent in those underlying assumptions. The allowance is measured taking into consideration historical loss experience adjusted for qualitative factors such as current economic conditions.

(2)	Accrued pension and severance costs

In accordance with ASC 715 “Compensation — Retirement Benefits”, the funded status of the defined benefit postretirement plan, which is measured as the difference between the fair value of the plan assets and the projected benefit obligation, is recognized to prepare for the employees’ retirement and severance benefits.

The unrecognized prior service cost is amortized on a straight-line basis over the average remaining service period of active participants.

Actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized on a straight-line basis over the average remaining service period of active participants.

8.	Hedging activities and derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for purposes other than trading are managing market risk of certain non-trading liabilities such as issued debt, foreign exchange risk of certain foreign currency denominated non-trading debt securities held by the insurance subsidiary, and foreign exchange risk of certain net investments in foreign operations.

These derivative contracts are linked to specific assets or liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged and are highly correlated with changes in the fair value or the foreign exchange of the underlying hedged items. Nomura applies fair value and net investment hedge accounting to these hedging transactions. The relating unrealized profits and losses are recognized together with those of the hedged assets and liabilities as Interest expense or Revenue — Other, or reported within Change in cumulative translation adjustments.

Further, derivatives are also utilized for non-trading purposes to manage equity price risk arising from certain stock-based compensation awards granted to employees and others.

9.	Foreign currency translation

All assets and liabilities of subsidiaries which have a functional currency other than Japanese yen are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective fiscal years and the resulting translation adjustments are accumulated and reported as Accumulated other comprehensive income (loss). Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are credited or charged to income for the respective fiscal years.

10.	The Company and its wholly-owned domestic subsidiaries adopt the consolidated tax return system.

11.	Accounting changes

The following table presents a summary of new accounting pronouncements relevant to Nomura which have been adopted during the year ended March 31, 2017:

Pronouncement	Summary of new guidance	Actual adoption date and method of adoption	Effect on these consolidated statements
ASU 2015-02, “Amendments to the Consolidation Analysis”

•  Simplifies complex consolidation guidance in ASC 810 “Consolidation” by eliminating the legacy variable interest consolidation model applied to certain investment companies, money market funds, qualifying real estate funds and similar entities.

•  Provides a new consolidation exception for certain registered money market funds and similar entities.

•  Modifies the evaluation of whether limited partnerships and similar legal entities are variable interest entities or voting interest entities under ASC 810.

•  Modifies how fee arrangements and related party relationships should be considered in determining whether a variable interest entity should be consolidated.

•  Requires new footnote disclosures regarding financial support arrangements with certain registered money market funds and similar entities to which the exception from consolidation has been applied.

		Modified retrospective adoption from April 1, 2016.	Nomura consolidated certain investment funds, which increased total assets and total equity by ¥11,330 million upon adoption as of April 1, 2016. No impact on Nomura’s results of operations.
ASU 2014-13, “Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity”

•  Provides an alternative method for measuring both financial assets and liabilities of consolidated collateralized financing entity by using either the fair value of the financial assets or financial liabilities, whichever is more observable.

•  Requires certain new qualitative footnote disclosures where the alternative method is applied.

		Modified retrospective adoption from April 1, 2016.	No material impact.

ASU 2015-07, “Disclosures for investments in certain entities that calculate net asset value per share (or Its Equivalents)”

•  Removes the requirement to categorize investments for which fair value is estimated using net asset value as a practical expedient within the fair value hierarchy.

•  Revises certain other related fair value footnote disclosure requirements.

	Full retrospective adoption from April 1, 2016.	No material impact.

Pronouncement	Summary of new guidance	Actual adoption date and method of adoption	Effect on these consolidated statements
ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities” — Presentation of own credit adjustments

•  Requires unrealized changes in the fair value of financial liabilities elected for the fair value option attributable to instrument-specific credit risk (“own credit adjustments”) to be presented separately in other comprehensive income.

		Modified retrospective adoption from April 1, 2016.	A cumulative catch up adjustment, net of taxes, of ¥19,294 million was recognized as of April 1, 2016 to reclassify cumulative unrealized gains arising from own credit adjustments from Retained earnings to Accumulated other comprehensive income (loss).

ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs”	• Requires issuance costs related to a recognized debt liability be presented as a direct deduction from the carrying amount of the related debt liability rather than a separate asset.	Full retrospective adoption from April 1, 2016.	No material impact.

ASU 2015-15, “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements”

•  Clarifies the SEC staff’s position on presentation and measurement of debt issuance costs associated with line-of-credit arrangements which are permitted to be presented as an asset and subsequently amortized ratably over the term of the related line-of-credit arrangements.

		Prospective adoption from April 1, 2016.	No material impact.

Pronouncement	Summary of new guidance	Actual adoption date and method of adoption	Effect on these consolidated statements
ASU 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could be Achieved after the Requisite Service Period”	• Clarifies a performance target that affects vesting and that could be achieved after the requisite service period is accounted for as a performance condition.	Prospective adoption from April 1, 2016.	No material impact.

ASU 2015-05, “Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement”	• Provides guidance on evaluating the accounting for fees paid in a cloud computing arrangement.	Prospective adoption from April 1, 2016.	No material impact.

ASU 2015-16, “Simplifying the Accounting for Measurement-Period Adjustments”

•  Eliminates the requirement for an acquirer in a business combination to account for adjustments made to provisional amounts retrospectively.

•  New footnote disclosure requirement for any measurement-period adjustments identified during the reporting period.

		Prospective adoption from April 1, 2016.	No material impact.

[Notes to the Consolidated Balance Sheet]

12.	Assets pledged

Pledged securities that can be sold or re-pledged by the secured party, including Gensaki Repo transactions, reported mainly within Trading assets and Private equity investments.

5,123,444 million yen

Nomura owned securities and loans receivable, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or re-pledge them.

4,912,913 million yen

Nomura owned securities and loans receivable, which have been pledged to collateralize borrowing transactions, and pledged for other purposes.(1) (2)

1,820,663 million yen

(1)	The asset balances, which have been pledged as collateral for secured loans from special purpose entities and for transfer dealings in which the control over the asset is not relinquished, are included.

(2)	In addition, Nomura re-pledged ¥8,565 million of securities received as collateral and securities borrowed.

13.	Securitizations

Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate bonds and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman special purpose companies (“SPCs”) or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC860 “Transfers and Servicing” (“ASC 860”). This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, and that entity is constrained from pledging or exchanging the assets it receives, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within Trading assets in Nomura’s consolidated balance sheet, with the change in fair value reported within Revenue-net gain (loss) on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the financial assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the year ended March 31, 2017, Nomura received cash proceeds from SPEs on transfer of assets in new securitizations of 187.3 billion yen and the associated gain on sale was not significant. For the year ended March 31, 2017, Nomura received debt securities issued by these SPEs with an initial fair value of 2,573.5 billion yen and cash inflows from third parties on the sale of those debt securities of 1,832.5 billion yen. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was 5,364.4 billion yen as of March 31, 2017. Nomura’s retained interests were 307.6 billion yen as of March 31, 2017. For the year ended March 31, 2017, Nomura received cash flows of 94.2 billion yen from the SPEs on the retained interests held in the SPEs. Nomura had outstanding collateral service agreements or written credit default swap agreements in the amount of 2.2 billion yen. Nomura does not provide financial support to SPEs beyond its contractual obligations.

14.	Contingencies

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fines, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws.

The Company regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if recognition of a liability is not appropriate. In accordance with ASC 450 “Contingencies” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable.

The most significant actions and proceedings against Nomura are summarized below. The Company believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated statements of income or cash flows in a particular quarter or annual period.

For certain of the significant actions and proceedings described below, the Company is currently able to estimate the amount of reasonably possible loss, or range of reasonably possible losses, in excess of amounts recognized as a liability (if any) against such cases. These estimates are based on current information available as of the date of these consolidated financial statements and include, but are not limited to, the specific amount of damages or claims against Nomura in each case. As of May 12, 2017, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately ¥48 billion.

For certain other significant actions and proceedings, the Company is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; and/or (vi) there are novel or unsettled legal theories underlying the claims.

In January 2008, Nomura International plc (“NIP”) was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998 (“Tax Notice”). The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but also seeks reimbursement of approximately EUR 33.8 million, plus interest, already refunded. NIP continues vigorously to challenge the Pescara Tax Court’s decisions in favor of the local tax authorities.

In October 2010 and June 2012, two actions were brought against NIP, seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) (“BLMIS”). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the United States Bankruptcy Court, where it is presently pending. The second suit was brought by the Trustee for the liquidation of BLMIS (“Madoff Trustee”). NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the United States Bankruptcy Court. In November 2016, the United States Bankruptcy Court granted a motion to dismiss the Madoff Trustee’s claim. The Madoff Trustee has appealed the decision to the United States Court of Appeals for the Second Circuit. Both actions seek to recover approximately $35 million.

In April 2011, the Federal Home Loan Bank of Boston (“FHLB-Boston”) commenced proceedings in the Superior Court of Massachusetts against numerous issuers, sponsors and underwriters of residential mortgage-backed securities (“RMBS”), and their controlling persons, including Nomura Asset Acceptance Corporation (“NAAC”), Nomura Credit & Capital, Inc. (“NCCI”), Nomura Securities International, Inc. (“NSI”) and Nomura Holding America Inc. (“NHA”). The action alleges that FHLB-Boston purchased RMBS issued by NAAC for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHLB-Boston seeks rescission of its purchases or compensatory damages pursuant to state law. FHLB-Boston alleges that it purchased certificates in four offerings issued by NAAC in the original principal amount of approximately $406 million. The case is currently in the discovery phase.

In July 2011, the National Credit Union Administration Board (“NCUA”) commenced proceedings in the United States District Court for the Central District of California as liquidating agent of Western Corporate Federal Credit Union (“WesCorp”) against various issuers, sponsors and underwriters of RMBS purchased by WesCorp. The complaint alleged that WesCorp purchased RMBS issued by NAAC and Nomura Home Equity Loan Inc. (“NHEL”), among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleged that WesCorp purchased certificates in two offerings in the original principal amount of approximately $83 million and sought rescission of its purchases or compensatory damages. On October 28, 2016, the parties entered into a confidential settlement and the action has been dismissed with prejudice.

In September 2011, the Federal Housing Finance Agency (“FHFA”), as conservator for the government sponsored enterprises, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (“GSEs”), commenced proceedings in the United States District Court for the Southern District of New York against numerous issuers, sponsors and underwriters of RMBS, and their controlling persons, including NAAC, NHEL, NCCI, NSI and NHA (the Company’s U.S. subsidiaries). The action alleged that the GSEs purchased RMBS issued by NAAC and NHEL for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHFA alleged that the GSEs purchased certificates in seven offerings in the original principal amount of approximately $2,046 million and sought rescission of its purchases. The case was tried before the Court beginning March 16, 2015 and closing arguments were completed on April 9, 2015. On May 15, 2015, the Court issued a judgment and ordered the defendants to pay $806 million to GSEs upon GSEs’ delivery of the certificates at issue to the defendants. The Company’s U.S. subsidiaries have appealed the decision to the United States Court of Appeals for the Second Circuit. Subject to the outcome of the appeal, the defendants agreed to a consent judgment for costs and attorneys’ fees recoverable under the blue sky statutes at issue in the maximum amount of $33 million.

In October 2011, the NCUA commenced proceedings in the United States District Court for the District of Kansas as liquidating agent of U.S. Central Federal Credit Union (“U.S. Central”) against various issuers, sponsors and underwriters of RMBS purchased by U.S. Central, including NHEL. The complaint alleged that U.S. Central purchased RMBS issued by NHEL, among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleged that U.S. Central purchased a certificate in one offering in the original principal amount of approximately $50 million and sought rescission of its purchase or compensatory damages. On October 28, 2016, the parties entered into a confidential settlement and the action has been dismissed with prejudice.

In November 2011, NIP was served with a claim filed by the Madoff Trustee appointed for the liquidation of BLMIS in the United States Bankruptcy Court Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from the BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. In November 2016, the United States Bankruptcy Court granted a motion to dismiss the Madoff Trustee’s claim. The Madoff Trustee has appealed the decision to the United States Court of Appeals for the Second Circuit. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $21 million.

In March 2013, Banca Monte dei Paschi di Siena SpA (“MPS”) issued a claim in the Italian Courts against (1) two former directors of MPS and (2) NIP. MPS alleged that the former directors improperly caused MPS to enter into certain structured financial transactions with NIP in 2009 (“Transactions”) and that NIP acted fraudulently and was jointly liable for the unlawful conduct of MPS’s former directors. MPS claimed damages of not less than EUR 1.142 billion.

In March 2013, NIP commenced a claim against MPS in the English Courts. The claim was for declaratory relief confirming that the Transactions remained valid and contractually binding. MPS filed and served its Defence and Counterclaim to these proceedings in March 2014. MPS alleged in its Counterclaim that NIP was liable to make restitution of a net amount of approximately EUR 1.5 billion, and sought declarations regarding the illegality and invalidity of the Transactions.

On September 23, 2015, NIP entered into a settlement agreement with MPS to terminate the Transactions. NIP believes that the Transactions were conducted legally and appropriately, and does not accept the allegations made against it or admit any wrongdoing. Taking into account the views of relevant European financial authorities and the advice provided by external experts, NIP considered it to be in its best interests to reach a settlement in relation to this matter. As part of the agreement, the Transactions were unwound at a discount of EUR 440 million in favour of MPS and the civil proceedings between MPS and NIP in Italy and England, respectively, will no longer be pursued. Pursuant to the settlement agreement MPS and NIP applied to the Italian Courts to discontinue the proceedings brought by MPS against NIP. In December 2015, the Italian Courts ordered the discontinuance of all claims against NIP except a claim brought by a former director of MPS. The financial impact of the settlement on the Company’s consolidated results for the fiscal year ended March 31, 2016 was a loss of approximately ¥34.0 billion and was included in Net gain on trading in the consolidated statement of income for the fiscal year ended March 31, 2016.

In July 2013, a claim was also issued against the same former directors of MPS, and NIP, by the shareholder group Fondazione Monte dei Paschi di Siena (“FMPS”). The grounds of the FMPS claim are similar to those on which the MPS claim was founded. The level of damages sought by FMPS is not less than EUR 315.2 million. NIP filed and served Defences to both the MPS and the FMPS claims.

In April 2013, an investigation was commenced by the Public Prosecutor’s office in Siena, Italy, into various allegations against MPS and certain of its former directors, including in relation to the Transactions. The investigation was subsequently transferred to the Public Prosecutor of Milan. On April 3, 2015, the Public Prosecutor’s office in Milan issued a notice concluding its preliminary investigation. The Public Prosecutor was seeking to indict MPS, three individuals from MPS’s former management, NIP and two NIP individuals for, among others, the offences of false accounting and market manipulation in relation to MPS’s previous accounts. The preliminary hearing at which the court considered whether or not to grant the indictment concluded on October 1, 2016, the Judge ordering the trial of all individuals and banks involved except for MPS (which entered into a plea bargaining agreement with the Public Prosecutor). The trial has now commenced.

Additionally, NIP was served by CONSOB (the Italian financial regulatory authority) with a notice commencing administrative sanction proceedings for market manipulation in connection with the Transactions. In relation to the Transactions, the notice names MPS, three individuals from MPS’s former management and two former NIP employees as defendants, whereas NIP is named only in its capacity as vicariously and jointly liable to pay any fines imposed on the former NIP employees. NIP has filed a Defence in the proceedings.

NIP will continue to vigorously defend its position in the ongoing proceedings.

In January 2016, the Municipality of Civitavecchia in Italy (“Municipality”) commenced civil proceedings against NIP in the local courts in Civitavecchia. The Municipality’s claim relates to derivatives transactions entered into by the Municipality between 2003 and 2005. The Municipality alleges that NIP failed to comply with its duties under an advisory agreement and seeks to recover approximately EUR 35 million in damages. NIP intends to vigorously contest the proceedings.

In June 2016, Nomura International (Hong Kong) Limited (“NIHK”) was served with a complaint filed in the Taipei District Court by Cathay United Bank, Co., Ltd., Taiwan Cooperative Bank Ltd., Chang Hwa Commercial Bank Ltd., Taiwan Business Bank Ltd., KGI Bank and Hwatai Bank Ltd. (collectively, “Syndicate Banks”) against NIHK and its affiliated entity. The Syndicate Banks’ complaint relates to a $60 million syndicated term loan to a subsidiary of Ultrasonic AG that was arranged by NIHK. The Syndicate Banks’ allegations in the complaint include allegations that NIHK failed to comply with its fiduciary duties to the lenders as the arranger of the loan and the Syndicate Banks seek to recover approximately $48 million in damages. NIHK intends to vigorously contest the proceedings.

In March 2017, certain subsidiaries of American International Group, Inc. (“AIG”) commenced proceedings in the District Court of Harris County, Texas against certain entities and individuals, including NSI, in connection with a 2012 offering of $750 million of certain project finance notes, of which $92 million allegedly were purchased by AIG. AIG alleges violations of the Texas Securities Act for material misrepresentations and omissions in connection with the marketing, offering, issuance and sale of the notes and seeks rescission of the purchases or compensatory damages.

Various authorities continue to conduct investigations concerning the activities of NIP, other entities in the Nomura Group and other parties in respect of government, supranational, sub-sovereign and agency bonds. NIP and other entities in the Nomura Group are also defendants to several class action complaints filed in the United States District Court for the Southern District of New York alleging violations of U.S. antitrust law and common law related to the alleged manipulation of the secondary trading market for supranational, sub-sovereign and agency bonds.

Nomura Securities Co., Ltd. (“NSC”) is the leading securities firm in Japan with approximately 5.36 million client accounts. Accordingly, with a significant number of client transactions, NSC is from time to time party to various Japanese civil litigation and other dispute resolution proceedings with clients relating to investment losses. These include an action commenced in April 2013 by a corporate client seeking ¥10,247 million in damages for losses on currency derivative transactions and the pre-maturity cash out or redemption of 11 series of equity-linked structured notes purchased from NSC between 2005 and 2011, and an action commenced in October 2014 by a corporate client seeking ¥2,143 million in damages for losses on currency derivative transactions conducted between 2006 and 2012. Although the allegations of the clients involved in such actions include the allegation that NSC’s explanation was insufficient at the time the contracts were entered into, NSC believes these allegations are without merit.

The Company supports the position of its subsidiaries in each of these claims.

The United States Department of Justice (“DOJ”), led by the United States Attorney’s Office for the Eastern District of New York, informed NHA; NAAC; NCCI; NHEL; NSI; Nomura America Mortgage Finance, LLC; and Nomura Asset Capital Corporation; (the Company’s U.S. subsidiaries) that it was investigating possible civil claims against the Company’s U.S. subsidiaries under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 related to RMBS the Company’s U.S. subsidiaries sponsored, issued, underwrote, managed, or offered during 2006 and 2007. The Company’s U.S. subsidiaries are cooperating fully in response to the investigation.

The United States Securities and Exchange Commission (“SEC”) and the DOJ have been investigating past activities of several former employees of NSI in respect of the commercial and residential mortgage-backed securities transactions. NSI has been cooperating fully in those investigations. NSI considers it probable that the SEC eventually will institute proceedings focusing on the NSI’s supervision of certain former employees and that NSI, in connection with such proceedings, will agree to disgorgement and/or restitution relating to some of the transactions in issue.

Other mortgage-related contingencies in the U.S.

Certain of the Company’s subsidiaries in the U.S. securitized residential mortgage loans in the form of RMBS. These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (“originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.

The loan level representations made in connection with the securitization of mortgage loans were generally detailed representations applicable to each loan and addressed characteristics of the borrowers and properties. The representations included, but were not limited to, information concerning the borrower’s credit status, the loan-to-value ratio, the owner occupancy status of the property, the lien position, the fact that the loan was originated in accordance with the originator’s guidelines, and the fact that the loan was originated in compliance with applicable laws. Certain of the RMBS issued by the subsidiaries were structured with credit protection provided to specified classes of certificates by monoline insurers.

The relevant subsidiaries have received claims demanding the repurchase of certain loans from trustees of various securitization trusts, made at the instance of one or more investors, or from certificate insurers. The total original principal amount of loans for which repurchase claims were received by the relevant subsidiaries within six years of each securitization is $3,203 million. The relevant subsidiaries summarily rejected any demand for repurchase received after the expiration of the statute of limitations applicable to breach of representation claims. For those claims received within six years, the relevant subsidiaries reviewed each claim received, and rejected those claims believed to be without merit or agreed to repurchase certain loans for those claims that the relevant subsidiaries determined to have merit. In several instances, following the rejection of repurchase demands, investors instituted actions through the trustee alleging breach of contract. The breach of contract claims that were brought within the six-year statute of limitations for breach of contract actions have survived motions to dismiss and are at early stages. These claims involve substantial legal, as well as factual, uncertainty and the Company cannot provide an estimate of reasonably possible loss at this time, in excess of the existing reserve.

15.	Guarantees

In accordance with ASC 460 “Guarantees”, Nomura recognizes obligations under certain issued guarantees and records the fair value of these guarantee obligations on the consolidated balance sheet.

The information about maximum potential payout or notional total of derivative contracts, standby letters of credit and other guarantees that could meet the definition of a guarantee is as below.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited. Nomura records all derivative contracts at fair value. Nomura believes the notional amounts generally overstate its risk exposure.

Derivative contracts(1) (2)	209,982,338 million yen
Standby letters of credit and other guarantees(3)	8,604 million yen

(1)	The carrying value of derivative contracts is ¥4,501,962 million (liability).
(2)	The notional amount and the carrying value of the written credit derivatives not included in derivative contracts are ¥17,604,225 million and ¥37,875 million (liability), respectively.
(3)	The carrying value of standby letters of credit and other guarantees is ¥900 million (liability).

[Notes to Financial Instruments]

16.	Financial Instruments

The fair value of financial instruments

A significant amount of Nomura’s financial instruments are carried at fair value. Financial assets carried at fair value on a recurring basis are reported in the consolidated balance sheet within Trading assets and private equity investments, Loans and receivables, Collateralized agreements and Other assets. Financial liabilities carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings and Other liabilities.

In all cases, fair value is determined in accordance with ASC 820 “Fair Value Measurements and Disclosures” which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial assets or financial liabilities.

Information on financial instruments and risk

Most of Nomura’s trading activities are customer oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging customers’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives to assist its customers in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide customers with securities and other capital markets products at competitive prices.

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet customer needs, for its trading activities and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates. To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions.

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on bonds issued by the Japanese Government, U.S. Government, Governments within the European Union (“EU”), their states and municipalities, and their agencies. The following table presents geographic allocations of Nomura’s positions related to government, agency and municipal securities. Nomura’s exposure to the over-the-counter derivatives is mainly with the financial institutions in the amount of ¥334.1 billion which represents the net amount after the counterparty netting of derivative assets and liabilities under a master netting agreement as well as cash collateral netting against net derivatives.

	Billions of yen
	March 31, 2017
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipalities securities	2,494.3	2,046.7	1,315.4	479.0	6,335.4

(1)	Other than above, there were ¥543.7 billion of government, agency and municipal securities in Other asset — Non-trading debt securities as of March 31, 2017. The vast majority of these securities are Japanese government, agency and municipal securities.

Fair value hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“fair value hierarchy”) based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Unadjusted quoted prices for identical financial instruments in active markets accessible by Nomura at the measurement date.

Level 2:

Quoted prices in inactive markets or prices containing other inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from independent market sources at the measurement date.

Level 3:

Unobservable inputs that are significant to the fair value measurement of the financial instrument. Valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. These valuation techniques are developed based on the best available information at the measurement date.

The following table presents information about Nomura’s financial instruments measured at fair value on a recurring basis as of March 31, 2017 within the fair value hierarchy.

	(Billions of yen)
	March 31, 2017
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2017
Assets:
Trading assets and private equity investments(2)
Cash Instruments	6,477.8	7,388.2	227.4	—	14,093.4
Derivatives	18.1	23,162.6	178.2	(22,321.7)	1,037.2
Loans and receivables(3)	0.0	472.6	66.3	—	538.9
Collateralized agreements(4)	—	1,084.1	4.9	—	1,089.0
Other assets(2)	783.0	671.5	162.8	—	1,617.3

Total	7,278.9	32,779.0	639.6	(22,321.7)	18,375.8

Liabilities:
Trading Liabilities
Cash Instruments	5,857.8	1,411.3	2.0	—	7,271.1
Derivatives	14.7	22,983.2	192.6	(22,269.8)	920.7
Short-term borrowings(5)	—	331.2	70.1	—	401.3
Payables and deposits(6)	—	0.0	(0.5)	—	(0.5)
Collateralized financing(4)	—	536.9	3.2	—	540.1
Long-term borrowings(5) (7) (8)	109.2	2,036.0	410.2	—	2,555.4
Other liabilities(9)	351.4	104.2	1.1	—	456.7

Total	6,333.1	27,402.8	678.7	(22,269.8)	12,144.8

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.
(2)	In accordance with ASU 2015-07 “Disclosures for investments in certain entities that calculate net asset value per share (or Its Equivalents)”, certain investments that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2017, the fair values of these investments which are included in “Trading assets and private equity investments” and “Other assets” were ¥61.8 billion and ¥8.3 billion, respectively.
(3)	Includes loans for which the fair value option is elected.
(4)	Includes collateralized agreements or collateralized financing for which the fair value option is elected.
(5)	Includes structured notes for which the fair value option is elected.
(6)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.
(7)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.
(8)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.
(9)	Includes loan commitments for which the fair value option is elected.

Estimated Fair Value

Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheet since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the financial instruments detailed below will approximate fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell and Securities borrowed and financial liabilities reported within Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings in the consolidated balance sheet.

The estimated fair values of other financial instruments which are longer-term in nature or may contain more than minimal credit risk may be different to their carrying value. Financial assets of this type primarily include certain loans which are reported within Loans receivable while financial liabilities primarily include long-term borrowings which are reported within Long-term borrowings. In our financial instruments, the instruments which have a material difference between the carrying value and the estimated fair value are long-term borrowings. For long-term borrowings, certain financial instruments including structured notes are carried at fair value under the fair value option. Except for those instruments, long-term borrowings are carried at contractual amounts or amortized cost unless such borrowings are designated as the hedged item in a fair value hedge. The fair value of long-term borrowings which are not elected for the fair value option is estimated using quoted market prices where available or by discounting future cash flows. As of March 31, 2017, the carrying values of long-term borrowings were ¥7,195.4 billion and the fair values or estimated fair values of long-term borrowings were ¥7,218.0 billion.

Maturities tables of long-term borrowings

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2017 consist of the following:

Year ending March 31	Billions of yen
2018	478.7
2019	1,164.1
2020	1,173.6
2021	876.1
2022	660.0
2023 and thereafter	2,802.7

Sub-Total	7,155.2

Trading balances of secured borrowings	40.2

Total	7,195.4

Trading balances of secured borrowings

These balances of secured borrowings consist of the liabilities related to transfers of financial products that are accounted for as financings secured by the financial assets without recourse to Nomura rather than sales under ASC 860. These borrowings are not borrowed for the purpose of Nomura’s funding but are related to Nomura’s trading activities to gain profits from the distribution of financial products secured by the financial assets.

[Notes to Per-Share Data]

17.	Per-Share Data

Total NHI shareholders’ equity per share	790.70 yen
Basic net income attributable to NHI shareholders per share	67.29 yen

Subsequent Event

On April 27, 2017 the Board of Directors of the Company approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

(1)	Reasons

To use the acquired treasury stock to issue shares upon the exercise of stock options and to raise capital efficiency and ensure a flexible capital management policy.

(2)	Contents of Buyback

① Type of stock to be purchased	Common Stock

② Total number of stocks to be purchased	Upper limit of 100,000,000 shares (2.6% of outstanding shares)

③ Total amount of stocks	Maximum of 80,000 million yen

④ Term	From May 17, 2017 to March 30, 2018 (Excluding the ten business days following the announcement of quarterly operating results)

⑤ Method	Purchase on the stock exchange via a trust bank
(The details of the trust agreement, including the timing to start the buyback, will be decided separately by a Representative Executive Officer or the CFO.)

[Other Notes]

18.	Other additional information

Changes in Tax Laws

On November 18, 2016, the “Act to partially amend the Act for partial amendment of the Local Tax Act and Local Allocation Tax Act and for the Drastic Reform of the Taxation System for Ensuring Stable Financial Resources for Social Security” (Act No.86 of 2016) was enacted. Under this Act, the timing of implementation for the tax reform which had been scheduled at the fiscal year beginning on or after April 1, 2017, was postponed to the fiscal year beginning on or after October 1, 2019.

Though the domestic effective statutory tax rates to calculate deferred tax assets and liabilities will not change, due to reclassification between national tax and local tax, net deferred tax liabilities increased by 3,366 million yen and income tax expenses increased by the same amount.

Issuance of Stock Options

In April 2017, the Company announced the issuance of stock acquisition rights to directors, executive officers and/or employees of the Company and/or its subsidiaries, etc. The number of stock acquisition rights is estimated to be approximately 200 thousand units (20 million shares equivalent). The exercise price of the stock acquisition rights will be one (1) yen per share. The stock acquisition rights will be issued as deferred compensation to grantees and are restricted from being exercised for approximately six months up to seven years from the issuance resolution date. The exercise period will be five years from the beginning day of exercise period.

Nomura also offers a compensation plan linked to the Company’s stock price, a world index and the Company’s performances. The employees (directors, executive officers and certain employees) covered by this plan must provide service as employees of the Company for a specified service period in order to receive payments under the plan and also are subject to forfeitures due to termination of employment under certain conditions. The Company plans to continue compensation payments in the next fiscal year based on the Company’s stock price, a world index and the Company’s performances for its and subsidiaries’ directors and certain employees. The Company will remunerate either in cash or an equivalent amount of assets with a value linked to the average stock price for a certain period immediately preceding the applicable future payment date.

Balance Sheet (As of March 31, 2017)

(Millions of yen)
ASSETS
Current Assets:	3,121,322
Cash and time deposits	1,902
Money held in trust	77
Short-term loans receivable	3,025,884
Accounts receivable	23,766
Deferred tax assets	907
Others	68,785
Fixed Assets:	3,302,546
Tangible fixed assets:	29,360
Buildings	11,063
Furniture & fixtures	11,896
Land	6,402
Intangible assets:	108,063
Software	108,063
Others	0
Investments and others:	3,165,122
Investment securities	141,255
Investments in subsidiaries and affiliates (at cost)	2,320,920
Other securities of subsidiaries and affiliates	5,953
Long-term loans receivable from subsidiaries and affiliates	574,083
Long-term guarantee deposits	25,342
Deferred tax assets	62,943
Others	34,649
Allowance for doubtful accounts	(23)

Total assets	6,423,868

LIABILITIES
Current Liabilities:	1,115,352
Short-term borrowings	745,300
Bond due within one year	171,999
Collaterals received	100,361
Accrued income taxes	424
Accrued bonuses	1,860
Others	95,408
Long-term Liabilities:	2,781,754
Bonds payable	983,296
Long-term borrowings	1,797,117
Others	1,341

Total liabilities	3,897,106

NET ASSETS
Shareholders’ equity:	2,429,524
Common stock	594,493
Additional paid-in capital:	559,676
Capital reserves	559,676
Retained earnings:	1,457,389
Retained earnings reserve	81,858
Other retained earnings	1,375,531
Retained earnings carried forward	1,375,531
Treasury stock	(182,034)
Valuation and translation adjustments:	61,006
Net unrealized gain on investments	49,108
Deferred gains or loss on hedges	11,898
Stock acquisition rights	36,231

Total net assets	2,526,761

Total liabilities and net assets	6,423,868

Statement of Income (April 1, 2016 — March 31, 2017)

(Millions of yen)
Operating revenue	437,187
Property and equipment fee revenue	112,146
Rent revenue	30,598
Royalty on trademark	24,444
Dividend from subsidiaries and affiliates	193,839
Interest income from loans to subsidiaries and affiliates	64,470
Others	11,692

Operating expenses	213,435
Compensation and benefits	19,404
Occupancy and equipment costs	38,094
Data processing and office supplies	53,886
Depreciation and amortization	44,450
Taxes	1,900
Others	5,481
Interest expenses	50,220

Operating income	223,753

Non-operating income	5,584
Non-operating expenses	20,115

Ordinary income	209,221

Extraordinary income	6,725
Gain on capital reduction of subsidiaries and affiliates	4,620
Gain on liquidation of subsidiaries and affiliates	150
Gain on sales of investment securities	1,152
Gain on sales of fixed assets	4
Gain on reversal of subscription rights to shares	799

Extraordinary losses	820
Loss on liquidation of subsidiaries	36
Loss on sales of investment securities	60
Loss on valuation of investment securities	13
Loss on retirement of fixed assets	712

Income before income taxes	215,126

Income taxes — current	5,988

Income taxes — deferred	3,202

Net income	205,936

Statement of Changes in Net Assets (April 1, 2016 — March 31, 2017)

(Millions of yen)
Shareholders’ Equity
Common stock
Balance at beginning of the year	594,493

Balance at end of the year	594,493

Additional paid-in capital
Capital reserve
Balance at beginning of the year	559,676
Balance at end of the year	559,676
Total capital reserve
Balance at beginning of the year	559,676

Balance at end of the year	559,676

Retained earnings
Retained earnings reserve
Balance at beginning of the year	81,858
Balance at end of the year	81,858
Other retained earnings
Retained earnings carried forward
Balance at beginning of the year	1,215,789
Change in the year
Cash dividends	(42,833)
Net income	205,936
Disposal of treasury stock	(3,362)
Total change in the year	159,741
Balance at end of the year	1,375,531
Total retained earnings
Balance at beginning of the year	1,297,647
Change in the year
Cash dividends	(42,833)
Net income	205,936
Disposal of treasury stock	(3,362)
Total change in the year	159,741

Balance at end of the year	1,457,389

Treasury stock
Balance at beginning of the year	(146,493)
Change in the year
Purchases of treasury stock	(61,338)
Disposal of treasury stock	25,797
Total change in the year	(35,541)

Balance at end of the year	(182,034)

(Millions of yen)
Total shareholders’ equity
Balance at beginning of the year	2,305,324
Change in the year
Cash dividends	(42,833)
Net income	205,936
Purchases of treasury stock	(61,338)
Disposal of treasury stock	22,436
Total change in the year	124,200

Balance at end of the year	2,429,524

Valuation and translation adjustments
Net unrealized gain on investments
Balance at beginning of the year	42,211
Change in the year
Other-net	6,897
Total change in the year	6,897
Balance at end of the year	49,108
Deferred gains or loss on hedges
Balance at beginning of the year	25,722
Change in the year
Other-net	(13,824)
Total change in the year	(13,824)
Balance at end of the year	11,898
Total valuation and translation adjustments
Balance at beginning of the year	67,933
Change in the year
Other-net	(6,927)
Total change in the year	(6,927)

Balance at end of the year	61,006

Stock acquisition rights
Balance at beginning of the year	47,904
Change in the year
Other-net	(11,672)
Total change in the year	(11,672)

Balance at end of the year	36,231

Total net assets
Balance at beginning of the year	2,421,160
Change in the year
Cash dividends	(42,833)
Net Income	205,936
Purchases of treasury stock	(61,338)
Disposal of treasury stock	22,436
Other-net	(18,599)
Total change in the year	105,601

Balance at end of the year	2,526,761

Notes to the Financial Statements

The Company’s financial statements are prepared in accordance with the Ordinance for Company Calculation (Ministry of Justice Ordinance No. 13 of 2006).

The amounts shown therein are rounded to the nearest million.

[Significant Accounting Policies]

1.	Basis and methods of valuation for financial instruments

(1)	Other securities

a.	Securities with market value

Recorded at market value

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as Net unrealized gain on investments in Net assets on the balance sheet.

b.	Securities without market value

Recorded at cost using the moving average method or amortized cost

With respect to investments in investment enterprise partnerships and similar ones which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Financial Instruments and Exchange Act, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on the reporting date set forth in the partnership agreements.

(2)	Stocks of subsidiaries and affiliates

Recorded at cost using the moving average method

2.	Basis and method of valuation for derivative transaction

Accounted for at fair value based on the mark-to-market method

3.	Basis and method of valuation for money held in trust

Accounted for at fair value based on the mark-to-market method

4.	Depreciation and amortization

(1)	Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings (excluding equipment of the buildings) acquired on or after April 1, 1998 and equipment of the buildings and structures acquired on or after April 1, 2016 which are depreciated on the straight-line method.

(2)	Amortization of intangible assets, investments and others

Intangible assets, investments and others are amortized over their estimated useful lives primarily on the straight-line method. The useful lives of software are based on those determined internally.

5.	Deferred Assets

Bond issuance costs

Bond issuance costs are expensed upon incurred.

6.	Translation of assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

7.	Provisions

(1)	Allowance for doubtful accounts

To provide for bad loans, the Company recorded an allowance for doubtful accounts based on an estimate of the uncollectible amounts calculated using historical loss ratios or a reasonable estimate based on the financial condition of individual borrowers.

(2)	Accrued bonuses

To prepare for bonus payments to employees, the estimated amount was recorded in accordance with the prescribed calculation method.

8.	Hedging activities

(1)	Hedge accounting

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged items are realized for interest rate risk hedge and foreign currency risk hedge. Fair value hedge is applied and all the profits and losses are recognized for share price risk hedge.

(2)	Hedging instrument and hedged item

The Company utilizes interest rate swap contracts to hedge the interest rate risk on bonds and borrowings that the Company issued. The Company utilizes currency forward contracts and long term foreign currency liabilities including long term bonds issued to hedge foreign currency risk on investments in subsidiaries. Additionally, the Company utilizes total return swap contracts to hedge share price risk on a part of investment securities.

(3)	Hedging policy

As a general rule, the interest rate risk on bonds and borrowings is fully hedged until maturity. Foreign currency investment in subsidiaries is hedged by currency forward contracts and long term foreign currency liabilities including long term bonds issued. A part of investment securities is hedged by total return swap contracts.

(4)	Valuating the validity of hedging instruments

Regarding to the hedge of the interest risk and foreign currency risk, the Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item, and verifies the validity of the hedge. For the hedge of share price risk, the Company verifies the hedge effectiveness by comparing the change in fair value of each investment security and total return swap contract.

9.	Consumption taxes and local consumption taxes are accounted for based on the tax exclusion method.

10.	The Company applies the consolidated tax return system.

[Changes in Accounting Policies]

(Adoption of Practical Solution on a change in depreciation method due to Tax Reform 2016)

The Company has adopted “Practical Solution on a change in depreciation method due to Tax Reform 2016” (Accounting Standards Board of Japan Practical Issue Task Force No.32 issued on June 17, 2016) and changed the depreciation method for equipment of the buildings and structures acquired on or after April 1, 2016 from the declining balance method to the straight-line method. The impact of this application is not significant.

[Notes to the Balance Sheet]

1. Balances of receivables and payables with subsidiaries and affiliates

Short-term receivables	3,075,419 million yen
Short-term payables	881,334 million yen
Long-term receivables	597,993 million yen
Long-term payables	7,013 million yen

2. Accumulated depreciation on tangible fixed assets	51,674 million yen

3. Securities deposited

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of 43,207 million yen based on securities loan contracts which provide borrowers with the rights to resell or repledge the securities.

4.  Bonds include 318,200 million yen of subordinated bonds.

5.	Balance of guaranteed obligations(1)

Guarantee of principal on US$118,905 thousand in repurchase transactions by Nomura International plc and US$2,606,078 thousand in derivative transactions, etc. and US$2,156,000 thousand in borrowings, repurchase transactions, etc. by the same company.

546,036 million yen(2)

Guarantee of US$1,036,997 thousand, EUR2,175,800 thousand, AU$225,385 thousand, CA$14,000 thousand, GBP1,000 thousand, ZAR880,000 thousand, INR13,870,000 thousand, NZ$31,500 thousand, BRL3,334,800 thousand, MXN1,450,000 thousand, TRY1,203,500 thousand, IDR285,000,000 thousand, RUB2,840,000 thousand, CNY28,000 thousand and JPY1,094,938 million in principal and coupons on medium term notes issued by Nomura Europe Finance N.V.

1,697,651 million yen(2)

Guarantee of US$991,850 thousand, EUR206,217 thousand, AU$6,000 thousand and JPY10,496 million in principal and coupons on medium term notes issued by Nomura Bank International plc and EUR135,000 thousand in borrowings by the same company.

162,726 million yen

Guarantee of US$1,153,110 thousand in derivative transactions, etc. by Nomura Global Financial Products, Inc.

128,998 million yen(2)

Guarantee of US$204,692 thousand in principal and coupons on medium term notes issued by Nomura America Finance LLC.

22,899 million yen

Guarantee of US$48,493 thousand in derivative transactions, etc. by Nomura Financial Investment (Korea) Co., Ltd.

5,425 million yen

Guarantee of US$2,434,057 thousand, EUR670,271 thousand, GBP150 thousand, AU$51,300 thousand IDR52,200,000 thousand, CNY675,000 thousand, KRW120,000,000 thousand, HKD1,283,031 thousand, PHP500,000 thousand and JPY2,695 million in principal and coupons on medium term notes issued by Nomura International Funding Pte. Ltd.

402,437 million yen

Guarantee of US$3,328 thousand in derivative transactions, etc. by Nomura Fixed Income Securities Private Limited.

372 million yen

Guarantee of US$143,830 thousand in repurchase transactions, etc. by Nomura Securities International Inc.

16,090 million yen

Guarantee of US$463 thousand in security transactions by Instinet Pacific Ltd.

52 million yen

Guarantee of SG$5,117 thousand in derivative transactions by Nomura Singapore Limited.

410 million yen

Guarantee of US$36,706 thousand in derivative transactions, etc. by Nomura Financial Products & Services, Inc.

4,106 million yen(2)

Guarantee of JPY1,037 million in re-insurance transactions by Nomura Reinsurance 1IC Limited

1,037 million yen

(1)	In accordance with Japan Institute of Certified Public Accountants Audit and Assurance Practice Committee Practical Guideline No. 61, items recognized as effectively bearing the obligation of guarantee of liabilities are included in notes items equivalent to guaranteed obligations.
(2)	Includes joint guarantee with Nomura Securities Co., Ltd.

[Notes to the Statement of Income]

1.	Transactions with subsidiaries and affiliates

Operating revenue	436,610 million yen
Operating expenses	69,358 million yen
Non-operating transactions	34,757 million yen

2.	“Property and equipment fee revenue” consists of revenue mainly from Nomura Securities Co., Ltd. (“NSC”), a subsidiary of the Company, from leasing furniture, fixtures and software.

3.	“Rent revenue” consists of revenue mainly from NSC from renting office accommodations.

4.	“Royalty on trademark” consists of revenue from NSC from the use of the Company’s trademark.

5.	“Others” includes revenue from the operation service and securities lending fees mainly from NSC.

[Notes to the Statement of Changes in Net Assets]

1.	Shares outstanding

Type of shares	Beginning of current year	Increase	Decrease	End of current year
Common stock (shares)	3,822,562,601	—	—	3,822,562,601

2.	Treasury stock

Type of shares	Beginning of current year	Increase	Decrease	End of current year
Common stock (shares)	213,040,769	121,010,524	40,677,868	293,373,425

(Summary of reasons for change)

The reasons for increase were as follows:

Increase related to buying in the stock market	120,987,200 shares
Increase related to requests to purchase shares less than full trading units	23,324 shares

The reasons for decrease were as follows:

Reduction related to exercise of stock acquisition rights	40,677,400 shares
Reduction related to buying to complete full trading units	468 shares

3.	Stock acquisition rights(1)

Name of Stock Acquisition Rights	Date of allocation of stock acquisition rights	Type of shares	Number of shares
Stock Acquisition Rights No.34	May 18, 2010	Common stock	122,100
Stock Acquisition Rights No.35	May 18, 2010	Common stock	351,300
Stock Acquisition Rights No.37	July 28, 2010	Common stock	516,000
Stock Acquisition Rights No.38	July 28, 2010	Common stock	482,700
Stock Acquisition Rights No.39	November 16, 2010	Common stock	1,209,900
Stock Acquisition Rights No.40	June 7, 2011	Common stock	500,800
Stock Acquisition Rights No.41	June 7, 2011	Common stock	862,800
Stock Acquisition Rights No.42	June 7, 2011	Common stock	1,164,400
Stock Acquisition Rights No.43	November 16, 2011	Common stock	1,234,400
Stock Acquisition Rights No.44	June 5, 2012	Common stock	622,600
Stock Acquisition Rights No.45	June 5, 2012	Common stock	1,091,200
Stock Acquisition Rights No.46	June 5, 2012	Common stock	1,284,300
Stock Acquisition Rights No.47	June 5, 2012	Common stock	1,013,000
Stock Acquisition Rights No.49	June 5, 2012	Common stock	193,600
Stock Acquisition Rights No.50	June 5, 2012	Common stock	1,645,000
Stock Acquisition Rights No.51	November 13, 2012	Common stock	1,539,400
Stock Acquisition Rights No.52	June 5, 2013	Common stock	767,800
Stock Acquisition Rights No.53	June 5, 2013	Common stock	967,700
Stock Acquisition Rights No.54	June 5, 2013	Common stock	1,446,100
Stock Acquisition Rights No.55	November 19, 2013	Common stock	2,681,200
Stock Acquisition Rights No.56	June 5, 2014	Common stock	1,140,300
Stock Acquisition Rights No.57	June 5, 2014	Common stock	1,987,800
Stock Acquisition Rights No.59	June 5, 2014	Common stock	510,600
Stock Acquisition Rights No.60	June 5, 2014	Common stock	1,008,800
Stock Acquisition Rights No.61	June 5, 2014	Common stock	9,112,700
Stock Acquisition Rights No.62	November 18, 2014	Common stock	2,675,700
Stock Acquisition Rights No.63	June 5, 2015	Common stock	1,788,900
Stock Acquisition Rights No.66	June 5, 2015	Common stock	371,000
Stock Acquisition Rights No.72	June 7, 2016	Common stock	827,200

(1)	Excludes items for which the first day of the exercise period has not arrived.

4.	Dividends

(1)	Dividends paid

Decision	Type of shares	Total dividend value (millions of yen)	Dividend-per share (yen)	Record date	Effective date
Board of Directors April 27, 2016	Common stock	10,829	3.00	March 31, 2016	June 1, 2016
Board of Directors October 27, 2016	Common stock	32,004	9.00	September 30, 2016	December 1, 2016

(2)	Items for which the record date of dividends belonging to the current period will be effective in the next period

Decision	Type of shares	Total dividend value (millions of yen)	Dividend-per share (yen)	Record date	Effective date
Board of Directors April 27, 2017	Common stock	38,821	11.00	March 31, 2017	June 1, 2017

[Notes to Accounting for Tax Effects]

Breakdown of deferred tax assets and liabilities

Deferred tax assets
Loss on devaluation of securities	161,224 million yen
Loss carry-forward on local tax	32,613 million yen
Deferred gain and loss on hedges	3,202 million yen
Loss on devaluation of fixed assets	3,225 million yen
Stock option	2,470 million yen
Others	2,260 million yen

Subtotal of deferred tax assets	204,993 million yen
Valuation allowance	(115,083) million yen

Total of deferred tax assets	89,910 million yen
Deferred tax liabilities
Net unrealized gain on investments	(18,738) million yen
Deferred gain and loss on hedges	(6,971) million yen
Others	(351) million yen

Total of deferred tax liabilities	(26,060) million yen

Net deferred tax assets	63,850 million yen

[Changes in Tax Laws]

On November 18, 2016, the “Act to partially amend the Act for partial amendment of the Local Tax Act and Local Allocation Tax Act and for the Drastic Reform of the Taxation System for Ensuring Stable Financial Resources for Social Security” (Act No.86 of 2016) was enacted. Under this Act, the timing of implementation for the tax reform which had been scheduled at the fiscal year beginning on or after April 1, 2017, was postponed to the fiscal year beginning on or after October 1, 2019.

Though the domestic effective statutory tax rates to calculate deferred tax assets and liabilities will not change, due to reclassification between national tax and local tax, net deferred tax assets decreased by 2,818 million yen while income taxes-deferred increased by the same amount.

[Notes to Fixed Assets Used in Leasing]

In addition to the fixed assets recorded on the balance sheet, certain automobiles and information devices etc. are used under finance lease contracts wherein ownership is not transferred.

[Notes to Related Party Transactions]

Subsidiaries and affiliates

Affiliation	Name of company	Proportion of voting rights owned (owned by)	Relationship with related party	Nature of transaction	Transaction amounts (millions of yen)	Name of account	Balance as of March 31, 2017 (millions of yen)	Notes
Subsidiary	Nomura Securities Co., Ltd.	(Owned) directly 100%	Provision of equipments Loans receivable Concurrent officers	Data processing system usage fees received	105,308	Accrued income	16,483	(1)
				Loans receivable	1,021,637	Short-term loans	695,983	(2) (3)
				Interest received	13,632	Accrued income	383
				Establishment of a commitment line with subordinated terms	700,000	Long-term loans receivable from subsidiaries and affiliates	250,000	(4)
				Loans receivable	—
				Commitment line establishment fees received	900	—	—
Subsidiary	Nomura International plc	(Owned) indirectly 100%	Guarantee obligation Concurrent officers	Guarantee obligation	546,036	—	—	(6)
				Guarantee fee received	460	Accrued income	509
Subsidiary	Nomura International Funding Pte. Ltd	(Owned) directly 100%	Guarantee obligation	Guarantee obligation	402,437	—	—	(7)
				Guarantee fee received	137	Accrued income	138
Subsidiary	Nomura Holding America Inc.	(Owned) directly 100%	Loans receivable Concurrent officers	Loans receivable	1,540,658	Short-term loans	1,316,299	(2)
				Interest received	29,521	Accrued income	2,796
Subsidiary	Nomura Corporate Funding America LLC	(Owned) indirectly 100%	Loans receivable	Loans receivable	539,261	Short-term loans	374,876	(2)
				Interest received	5,159	Accrued income	1,133
Subsidiary	Nomura Bank International plc	(Owned) indirectly 100%	Guarantee obligation	Guarantee obligation	162,726	—	—	(8)
				Guarantee fee received	74	Accrued income	75
Subsidiary	NHI Acquisition Holding Inc.	(Owned) directly 100%	Loans receivable	Loans receivable	140,304	Short-term loans	137,580	(2)
				Interest received	2,659	Accrued income	147
Subsidiary	Nomura Facilities Co., Ltd.	(Owned) directly 100%	Usage and maintenance of equipments Loans receivable	Loans receivable	74,600	Long-term loans receivable from subsidiaries and affiliates	74,600	(2)
				Interest received	1,407	Accrued income	4
Subsidiary	Nomura Europe Finance N.V.	(Owned) directly 100%	Borrowings Guarantee obligation	Borrowings	1,002,923	Short-term borrowings	699,300	(9)
				Interest paid	8,605	Accrued expense	631
				Guarantee obligation	1,697,651	—	—	(10)
				Guarantee fee received	695	Accrued income	700
Subsidiary	Nomura Global Financial Products Inc.	(Owned) indirectly 100%	Guarantee obligation	Guarantee obligation	128,998	—	—	(11)
				Guarantee fee received	169	Accrued income	172
Subsidiary	Nomura Financial Products & Services, Inc.	(Owned) directly 100%	Loans receivable Concurrent officers	Loans receivable	501,307	Short-term loans	447,473	(2) (3)
				Interest received	10,919	Accrued income	778
				Establishment of a commitment line with subordinated terms	320,000	Long-term loans receivable from subsidiaries and affiliates	249,483	(5)
				Loans receivable	—
				Commitment line establishment fees received	193	Accrued income	51
Affiliate	Nomura Research Institute, Ltd.	(Owned) directly 27.8% indirectly 9.4%	Purchases of system solution and consulting knowledge services	Data processing system usage fees paid	30,159	—	—	(12)
				Software purchase	20,555	Accounts payable	3,063

Terms of transactions, policies determining terms of transactions, etc.

(1)	Usage fees related to data processing systems are determined rationally based on the original cost to the Company.
(2)	Interest rates on loans receivable are determined rationally in consideration of market interest rates. No collateral is obtained.
(3)	Transaction amounts and balance as of March 31, 2017 do not include the transaction amounts for establishment of a commitment line with subordinated terms of (4) and (5).
(4)	The transaction amounts for the establishment of a commitment line with subordinated terms is the amount of the financing limit, and there were 250,000 million yen relating to finance execution as of the balance sheet date.
(5)	The transaction amounts for the establishment of a commitment line with subordinated terms is the amount of the financing limit, and there were 249,483 million yen (The amount based on the transaction dates’ exchange rates is 230,424 million yen) relating to finance execution as of the balance sheet date.
(6)	The guarantee obligation with respect to Nomura International plc represents the Company’s guarantee of obligations related to repurchase transaction and derivative transactions, etc. by that company. The guaranteed rate of repurchase transaction etc. is 0.04% and the guaranteed rates of derivative transaction, etc. are 0.125% (stand alone guarantee) and 0.0625% (joint guarantee with Nomura Securities Co., Ltd.) per annum of the guarantee amount, respectively.
(7)	The guarantee obligation with respect to Nomura International Funding Pte. Ltd. represents the Company’s guarantee of obligations related to principal and coupons on medium term notes issued by that company. The guaranteed rate is 0.04% per annum of the guarantee amount.
(8)	The guarantee obligation with respect to Nomura Bank International plc represents the Company’s guarantee of obligations related to principal and coupons on medium term notes, loans issued by that company and the payables to commodities. The guaranteed rate is 0.04% per annum of the guarantee amount and 0.125% per annum of the payables to commodities.
(9)	Interest rates on borrowings are determined rationally in consideration of market interest rates. No collateral is provided.
(10)	The guarantee obligation with respect to Nomura Europe Finance N.V. represents the Company’s guarantee of obligations related to principal and coupons on medium term notes issued by that company. The guaranteed rates are 0.04% (stand alone guarantee) and 0.02% (joint guarantee with Nomura Securities Co., Ltd.) per annum of the guarantee amount.
(11)	The guarantee obligation with respect to Nomura Global Financial Products Inc. represents the Company’s guarantee of obligations related to derivative transactions, etc. by that company. The guaranteed rates are 0.125% (stand alone guarantee) and 0.0625% (joint guarantee with Nomura Securities Co., Ltd.) per annum of the guarantee amount.
(12)	Usage fees related to data processing systems and software are determined for each transaction in consideration of operating maintenance costs, original costs related to system development and net book value in case of selling, etc.
(13)	Transaction amounts do not include consumption taxes, etc., and balance as of March 31, 2017 includes consumption taxes, etc.

[Notes to Per Share Data]

Net assets per share	715.96 yen
Net income per share	57.82 yen

[Notes to Material Subsequent Event]

(Issuance of Stock Options)

In April 2017, the Company announced the issuance of stock acquisition rights to directors, executive officers and/or employees of the Company and/or its subsidiaries, etc. The number of stock acquisition rights is estimated to be approximately 200 thousand units (20 million shares equivalent). The exercise price of the stock acquisition rights will be one (1) yen per share. The stock acquisition rights will be issued as deferred compensation to grantees and are restricted from being exercised for approximately six months up to seven years from the issuance resolution date. The exercise period will be five years from the beginning day of exercise period.

(Treasury Stock Buyback)

On April 27, 2017 the Board of Directors of the Company approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

(1)	Reason to buyback treasury stocks

To use the acquired treasury stock to issue shares upon the exercise of stock options and to raise capital efficiency and ensure a flexible capital management policy.

(2)	Contents of Buyback

① Type of stock to be purchased	Common Stock

② Total number of stocks to be purchased	Upper limit of 100,000,000 shares (2.6% of outstanding shares)

③ Total amount of stocks	Maximum of 80,000 million yen

④ Term	May 17, 2017 to March 30, 2018 (Excluding the ten business days following the announcement of quarterly operating results)

⑤ Method

Purchase on the stock exchange via a trust bank

(The details of the trust agreement, including the timing to start the buyback, will be decided separately by a Representative Executive Officer or the CFO.)

(Business combinations)

On April 1, 2017, the Company succeeded the rights and obligations in relation to its share (management share of Nomura Asia Holding N.V. (“NAH”)) to Nomura Asia Pacific Holdings Co., Ltd. by the method of an Absorption-Type Company Split (“Company Split”).

(1)	Overview of the Company Split

a.	Company name, capital, and description of business

Succeeding Company name	Nomura Asia Pacific Holdings Co., Ltd. (“NAPH”)
Capital	JPY 10 million
Description of business	Holding Company

b.	Contents of the split business

Management business of NAH shares

c.	Purpose of the Company Split

As a part of the Company’s broader realignment of Nomura’s overall management structure, on March 24, 2016, the Company decided to wind up the current holding company of Asia Ex-Japan region, NAH, which is due to be completed by March 31, 2019, and established a new holding company in Japan, NAPH, in August 2016.

The Company Split is a part of the Company’s intention to form even more robust governance and lay the foundation as Asia’s global investment bank by consolidating the NAH subsidiaries under NAPH. There is no impact on the businesses conducted by NAH subsidiaries. As a result of the winding up of NAH, the subsidiaries of NAH will continue to conduct business under NAPH.

d.	Effective date of the Company Split

April 1, 2017

e.	Overview of the transaction including the legal structure

A simplified absorption-type company split, having the Company as the splitting company and NAPH as the succeeding company (Article 784, Paragraph 2 of the Company Act).

(2)	Overview of accounting treatment

Accounted as common control transaction pursuant to Accounting Standard for Business Combinations (Corporate Accounting Standards No. 21 (issued on September 13, 2013)) and Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures (Implementation Guidance of Corporate Accounting Standards, No. 10 (issued on September 13, 2013))

(3)	Matters on additional acquisition of subsidiary shares

a.	Acquisition cost of subsidiary shares (NAPH shares) acquired additionally by the Company and a breakdown by type of consideration for acquisition

Consideration for acquisition (NAH shares)	JPY 79,749 million
Acquisition cost	JPY 79,749 million

b.	Number of subsidiary shares acquired by the Company

NAPH issued to the Company, one ordinary share in connection with the Company Split. Furthermore, the number of ordinary share to be delivered was determined after prior consultation between the Company and NAPH.

Supplementary Schedules regarding the Financial Statements

1.	Details of tangible fixed assets and intangible assets

							(Millions of yen)
Category	Type of assets	Balance at beginning of the year	Increase	Decrease	The amount of amortization	Balance at end of the year	Cumulative depreciation
	Buildings	11,901	454	228	1,063	11,063	25,202
	Furniture and fixtures	12,206	1,982	112	2,181	11,896	26,472
Tangible fixed assets	Land	6,402	—	—	—	6,402	—
	Total	30,509	2,435	340	3,244	29,360	51,674
	Software	117,059	32,592	394	41,193	108,063	—
Intangible assets	Others	0	—	—	0	0	—
	Total	117,059	32,592	394	41,193	108,063	—

2.	Details of allowance

			(Millions of yen)
Type of allowance	Balance at beginning of the year	Increase	Decrease	Balance at end of the year
Allowance for doubtful accounts	32	—	9	23
Accrued bonuses	2,077	1,860	2,077	1,860

3.	Details of each item of operating expenses

		(Millions of yen)
Category	Expense item	Amounts
Compensation and benefits	Compensation and benefits	16,875
	Welfare	713
	Allowance for bonuses	1,815
	Subtotal	19,404
Occupancy and equipment costs	Real estate	29,754
	Furniture and fixtures	8,340

	Subtotal	38,094
Date processing and office supplies	Research and sub-contractor fees	53,880
	Stationery expenses	7

	Subtotal	53,886
Depreciation and amortization		44,450
Taxes other than income taxes		1,900
Other expenses	Commission paid	340
	Communication and transportation	428
	Traveling	424
	Advertising	1,777
	Entertainment	129
	Material and training	103
	Utilities	1,038
	Supplies	25
	Donations	532
	Conference	99
	Miscellaneous	586
	Subtotal	5,481

Financial expenses		50,220

Total		213,435

NHI Board of Directors Meeting

Report for the 113th Fiscal Year

and its supplementary schedules

Document pursuant to Article 435 Paragraph 2 of the Companies Act

Nomura Holdings, Inc.

[English Translation]

(Attachments to Notice of Convocation of the Annual General Meeting of Shareholders)

Report for the 113th Fiscal Year

From April 1, 2016 to March 31, 2017

I.	Current State of Nomura Group

1.	Fundamental Management Policy and Structure of Business Operations

(1)	Fundamental Management Policy

Nomura Group’s management vision is to enhance its corporate value by deepening society’s trust in the firm and increasing the satisfaction of stakeholders, including shareholders and clients.

As “Asia’s global investment bank,” Nomura will provide high value-added solutions to clients globally, and recognizing its wider social responsibility, Nomura will continue to contribute to economic growth and development of society.

To enhance its corporate value, Nomura emphasizes earnings per share (EPS) as a management index and will seek to maintain sustained improvement in this index.

(2)	Structure of Business Operations

Nomura Group’s business execution is to focus on business divisions and regions, rather than individual legal entities, under unified strategy. Nomura Group’s divisions are comprised of three divisions (Retail Division, Asset Management Division, and Wholesale Division). Nomura Group’s regions are comprised of four regions (Americas; Europe, Middle East and Africa (“EMEA”); Asia ex-Japan (“AEJ”); and Japan). Nomura Group shall delegate its powers to each of these business divisions and regions to an appropriate extent and establish its business execution structure by enhancing the professional skills, while strengthening global linkages among these business divisions and regions, and fully demonstrating Nomura Group’s comprehensive capabilities.

2.	Progress and Results of the Nomura Group’s Business Activities

(1)	Summary

During the fiscal year ended March 31, 2017, the global economy continued to see a moderate recovery in growth, although the situation varied from region to region. In the US, the real Gross Domestic Product (“GDP”) growth rate weakened in the first half of 2016 and although it picked up in the second half of the year, over 2016 as a whole growth slowed compared with the previous year. However, the Federal Reserve Board (FRB) has raised interest rates twice since December 2016, based on its view that downside risk to its economic outlook has receded. In Europe, including the UK, the underlying economy was favorable as a result of growth in capital expenditure and fiscal spending. In Asia ex-China, exports picked up as demand in the US and China recovered, and domestic demand was buoyed by economic stimulus measures.

The Japanese economy meanwhile expanded at a modest pace. Exports from Japan also embarked on a clear upward trend in July-September 2016 as global manufacturing activity picked up. Capital expenditure improved too. Following Donald Trump’s inauguration as U.S. President in January 2017, at summit talks between the US and Japan in February 2017 the Japanese deputy prime minister and the U.S. vice president agreed to work on creating a new economic dialogue. The Tokyo Stock Price Index (the “TOPIX”) rose from 1,347.20 at the end of March 2016 to 1,512.60 at the end of March 2017, and the Nikkei Stock Average rose from 16,758.67 at the end of March 2016 to 18,909.26 at the end of March 2017. At the end of March 2016 the yen was trading at ¥112-113 versus the U.S. dollar, but the dollar/yen exchange rate fluctuated sharply in both directions, strongly influenced by political events, such as the UK referendum and the U.S. presidential election, and fell back to ¥111-112 at the end of March 2017. The yield on Japanese government debt securities followed a downward trend through July 31, 2016, following the introduction of a negative interest rate policy by the Bank of Japan. Thereafter expectations that the Bank of Japan would revise excessive easing policies coupled with the rise in U.S. long-term interest rates resulted in a return to an upward trend, and the yield on newly issued 10-year Japanese government debt securities was 0.065% at the end of March 2017.

From a regulatory perspective, in addition to the implementations of Basel III requirements relating to capital ratio, liquidity ratio, and leverage ratio, Nomura was identified as one of the domestic systemically important banks. As part of the global tightening of the financial regulations, wide-ranging reforms will be further introduced. Nomura will continue to monitor these issues closely and take necessary measures in responding to any such changes.

While our environment is changing drastically, based on our basic philosophy of “placing our clients at the heart of everything we do,” we have continued to transform our domestic business model of Retail Division. Also, we delivered strategic changes in EMEA and the Americas and worked on improving the profitability of our international operations. In Retail Division, the discretionary investment assets under management grew steadily. Asset Management Division booked ongoing inflows and assets under management climbed to a record high. In Wholesale Division, the cost base dropped and Fixed Income revenues grew driven by a strong performance in the Rates business.

As a result of these efforts, we posted net revenue of 1,403.2 billion yen for the year ended March 31, 2017, a 0.5% increase from the previous fiscal year. Non-interest expenses decreased by 12.2% to 1,080.4 billion yen, income before income taxes was 322.8 billion yen, and net income attributable to the shareholders of Nomura Holdings, Inc. was 239.6 billion yen. Return on equity was 8.7%. EPS(1) for the year ended March 31, 2017 was 65.65 yen, an increase from 35.52 yen for the year ended March 31, 2016. We have decided to pay a dividend of 11 yen per share to shareholders of record as of March 31, 2017. As a result, the total annual dividend will be 20 yen per share.

(Note):

1.	Diluted net income attributable to Nomura Holdings’ shareholders per share.

Consolidated Financial Results

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2016 (A)	March 31, 2017 (B)
Net revenue	1,395.7	1,403.2	0.5
Non-interest expenses	1,230.5	1,080.4	(12.2)

Income before income taxes	165.2	322.8	95.4
Income tax expense	22.6	80.2	255.1

Net income	142.6	242.6	70.1

Less: Net income attributable to noncontrolling interests	11.0	2.9	(73.2)

Net income attributable to NHI shareholders	131.6	239.6	82.1

Return on shareholders’ equity	4.9%	8.7%	—

(2)	Segment Information

We report our operations and business results by reporting segment that corresponds to the following three divisions: Retail, Asset Management and Wholesale.

Business Segment Results

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2016 (A)	March 31, 2017 (B)
Net revenue	1,416.4	1,396.6	(1.4)
Non-interest expenses	1,230.5	1,080.4	(12.2)

Income before income taxes	185.8	316.2	70.1

In business segment totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the fiscal year ended March 31, 2017 was 1,396.6 billion yen, a decrease of 1.4 % from the previous year. Non-interest expenses for the fiscal year ended March 31, 2017 decreased by 12.2% from the previous year to 1,080.4 billion yen. Income before income taxes was 316.2 billion yen for the fiscal year ended March 31, 2017, increased by 70.1% from the previous year.

Operating Results of Retail

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2016 (A)	March 31, 2017 (B)
Net revenue	435.6	374.4	(14.0)
Non-interest expenses	308.0	299.6	(2.7)

Income before income taxes	127.6	74.8	(41.4)

Net revenue decreased by 14.0% from the previous fiscal year to 374.4 billion yen, and non-interest expenses decreased by 2.7% to 299.6 billion yen. As a result, income before income taxes decreased by 41.4% to 74.8 billion yen.

In Retail Division, under the basic philosophy of “placing our clients at the heart of everything we do,” we have been working to transform our business model in order to “expand our business by increasing clients’ trust and improving clients’ satisfaction” and to “become a financial institution a lot of people need.” Although we saw slowdown in sales of stocks, investment trusts and insurance due to uncertain market environments, we continued to provide consulting services by responding to clients’ diversifying needs and delivering ideal solutions. As a result, the discretionary investment assets under management grew and we have made steady progress on revenue stabilization. The amount of clients’ assets under management also increased from the previous fiscal year and reached a near-record level.

Operating Results of Asset Management

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2016 (A)	March 31, 2017 (B)
Net revenue	95.4	99.4	4.2
Non-interest expenses	58.7	57.1	(2.8)

Income before income taxes	36.7	42.3	15.5

Net revenue increased by 4.2% from the previous fiscal year to 99.4 billion yen. Non-interest expenses decreased by 2.8% to 57.1 billion yen. As a result, income before income taxes increased by 15.5% to 42.3 billion yen.

In the investment trust business, in spite of cash outflow from money market funds, funds developed in response to regional financial institutions’ demands and ETFs contributed to the increase in assets under management. In our investment advisory business, cash inflow from domestic public pensions continued. In overseas, cash inflow into high yield related products mainly contributed to increasing assets under management. As a result, assets under management increased from the end of the previous fiscal year as of Mach 31, 2017. In this fiscal year, dividends from the strategic partner American Century Investments contributed to income.

Operating Results of Wholesale

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2016 (A)	March 31, 2017 (B)
Net revenue	720.3	739.3	2.6
Non-interest expenses	704.9	577.8	(18.0)

Income before income taxes	15.4	161.4	948.0

The Wholesale Division consists of the two businesses, Global Markets which is engaged in financial products trading, sales and structuring, and Investment Banking which conducts financing and advisory businesses.

Net revenue increased by 2.6% from the previous fiscal year to 739.3 billion yen. Non-interest expenses decreased by 18.0% to 577.8 billion yen. As a result, income before income taxes increased by 948.0% to 161.4 billion yen.

Global Markets

Global Markets recorded an increase in net revenue compared with the previous fiscal year, led by turnaround of international performance particularly in Fixed Income, offsetting slowdown in Equities due to low market activity. Regionally, in Americas and EMEA had a strong performance, while in Japan and AEJ were roughly flat.

Investment Banking

For Investment Banking, we ranked No.1 in Japan ECM league table under a challenging environment with significant decreasing in equity issuance volume in Japan. We served as Joint Global Coordinator and Joint Bookrunner for a number of financings. In overseas, net revenue grew compared to the previous fiscal year with achieving the highest revenues in Americas since FY09/10. Additionally, we enhanced cross-regional and cross-divisional collaboration, which results in a number of notable M&A transactions and its related financing or Solutions deals including interest and currency hedging across all regions.

Other

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2016 (A)	March 31, 2017 (B)
Net revenue	165.1	183.5	11.2
Non-interest expenses	158.9	145.9	(8.2)

Income before income taxes	6.1	37.6	511.8

Net revenue increased by 11.2% from the previous fiscal year to 183.5 billion yen. Non-interest expenses decreased by 8.2% to 145.9 billion yen. As a result, income before income taxes increased by 511.8% to 37.6 billion yen.

3.	Financing Situation

(1)	Funding situation

In terms of funding, the Company, Nomura Securities Co., Ltd., Nomura Europe Finance N.V., Nomura Bank International plc, and Nomura International Funding Pte. Ltd. are the main group entities that borrow externally, issue debt instruments and engage in other funding activities. By raising funds to match the currencies and liquidities of our assets or by using foreign exchange swaps as necessary, we pursue optimization of our funding structures.

(2)	Capital Expenditures

Capital expenditures focus primarily on investment in systems with the objective of supporting the promotion of business lines in Japan and overseas. In the Retail division, we made investment which contributed to the change in business model for the retail business and enhanced disaster recovery. In the Wholesale division, we are continuously enhancing the trading systems as well as strengthening the infrastructure system in order to efficiently process orders from global investors.

4.	Results of Operations and Assets

		(in billions of yen except per share data in yen)
Item	Period	110th Fiscal Year (April 1, 2013 to March 31, 2014)	111th Fiscal Year (April 1, 2014 to March 31, 2015)	112th Fiscal Year (April 1, 2015 to March 31, 2016)	113th Fiscal Year (April 1, 2016 to March 31, 2017)
Total Revenue		1,831.8	1,930.6	1,723.1	1,715.5
Net revenue		1,557.1	1,604.2	1,395.7	1,403.2
Income before income taxes		361.6	346.8	165.2	322.8
Net income attributable to NHI shareholders		213.6	224.8	131.6	239.6
Basic-Net income attributable to NHI shareholders per share		57.57	61.66	36.53	67.29
Diluted-Net income attributable to NHI shareholders per share		55.81	60.03	35.52	65.65
Total assets		43,520.3	41,783.2	41,090.2	42,852.1
Total NHI shareholders’ equity		2,513.7	2,707.8	2,700.2	2,789.9

(Note)  Stated in accordance with accounting principles generally accepted in the U.S.

5.	Management Challenges and Strategies

The Nomura Group’s management vision is to enhance its corporate value by deepening society’s trust in the firm and increasing the satisfaction of stakeholders, including shareholders and clients. In order to enhance its corporate value, Nomura responds flexibly to various changes in the business environment, and emphasizes earnings per share (“EPS”) as a management index to achieve stable profit growth, and will seek to maintain sustained improvement in this index.

In order to achieve our management objectives, we are primarily focusing on ensuring that profits are recorded by all divisions and regions. We are committed to continuing business model transformation in Japan as well as aiming to improve profitability of our overseas operations under Vision C&C, so that we will be able to build a solid foundation to generate profits even in severe market environments.

We will ensure a flexible and robust response to changes in the global operating environment related to international financial regulations and progress in various innovations; and make efforts to monitor international political situation which is changing rapidly, so that we will be able to maintain robust financial position and to use management resources effectively by improving capital efficiency among others.

The challenges and strategies in each division are as follows:

[Retail Division]

In Retail Division, we have been working to transform our business model in order to “expand our business by increasing clients’ trust and improving clients’ satisfaction” and to “become financial institution a lot of people need.” We are aiming to improve clients’ satisfaction and expand our business by responding to clients’ diversifying needs. We also focus on providing a broad range of clients with value-added solutions through face-to-face consulting services, seminars, online and call center channels, so that we will win greater trust from account holders as well as new clients.

[Asset Management Division]

We intend to increase assets under management and expand our client base in (i) our investment trust business, by providing clients with a diverse range of investment opportunities to meet investors’ various needs, and (ii) our investment advisory business, by providing value-added investment services to our clients on a global basis. As a distinctive investment manager based in Asia with the ability to provide a broad range of products and services, we aim to gain the strong trust of investors worldwide by making continuous efforts to improve investment performance and to meet clients’ various needs.

[Wholesale Division]

Global Markets has been focusing on delivering differentiated and competitive products and solutions to our clients by leveraging our global capabilities in trading, research, and global distribution. We aim to provide uninterrupted liquidity to our clients across asset classes and markets, and strive to offer best-in-class market access and execution services.

In Investment Banking, we continue to enhance our structure to further provide cross-border M&A, as well as to support our clients with financing in both domestic and overseas markets amid the globalization of our clients’ business activities. We also continue to provide solution business services including interest and currency hedging associated with our M&A and financing services.

In our Wholesale Division, in order to provide quality services to meet the needs of our clients, we deploy the firm’s resources to areas of competitive advantage. We continue to reinforce the connectivity between Global Markets, Investment Banking, as well as among divisions and regions, to holistically meet capital markets needs of our clients. We will strive to continuously improve our products and services, as well as to make use of our competitive advantage in the Asia-Pacific region, so that we can meet the evolving needs of our clients along with the changes in macroeconomic and the market environment.

[Risk Management and Compliance, etc.]

Nomura Group has established its risk appetite which articulates the risks that the firm is willing to assume in pursuit of its corporate vision, strategic objectives and business plan. We will continue to develop a risk management framework which ensures financial soundness, enhances corporate value, and is strategically aligned to the business plan and incorporated in decision making by senior management.

With regard to compliance, we will continue to focus on improving the management structure to comply with local laws and regulations in the countries where we operate. In addition to complying with laws and regulations, we will continuously review and improve our internal compliance system and rules for the purpose of promoting an environment of high ethical standards among all of our executive management and employees. In this way, we will meet the expectations of society and clients toward the Nomura Group and contribute to the further development of financial and capital markets.

Nomura Group established the Nomura Founding Principles and Corporate Ethics Day in 2015, based on our experiences including the business improvement order in connection with public stock offerings in 2012 against our subsidiary, Nomura Securities Co. Ltd. Commemorated annually, this day aims to remind all of our executive officers and employees of the lessons learned from the incident and to renew our determination to prevent similar incidents from recurring in the future and further improve public trust through various measures. We will strive to maintain a sound corporate culture through these initiatives. We will also further enhance and reinforce our internal control framework, which includes measures to prevent insider trading and solicitation of unfair dealing, by ensuring that all of our executive officers and employees continually maintain the highest level of business ethics expected from professionals engaged in the capital markets.

Through the efforts described above, we are strengthening the earnings power of the entire Nomura Group and working to achieve our management targets and to maximize corporate value. We will advance collaboration across regions and among our three Divisions, and devote our efforts to the stability of financial and capital markets and to our further expansion and development as “Asia’s global investment bank”.

6.	Major Business Activities

Nomura Group primarily operates in investment and financial services focusing on the securities business. We provide wide-ranging services to customers for both financing and investment through operations in Japan and other major financial capital markets around the world. Such services include securities trading and brokerage, underwriting and distribution, arrangement of offering and distribution, arrangement of private placement, principal finance, asset management, and other securities and financial business. We divide our business segments into three divisions of Retail, Asset Management and Wholesale.

7.	Organizational Structure

(1)	Principal place of business in Japan

The Company: Head office (Tokyo)

Nomura Securities Co., Ltd. (Head office and local branches — 158 locations in total): Tokyo (Head office and local branches — 35 locations in total), Kanto area excluding Tokyo (37 branches), Hokkaido area (5 branches), Tohoku area (9 branches), Hokuriku area (4 branches), Chubu area (16 branches), Kinki area (28 branches), Chugoku area (9 branches), Shikoku area (4 branches) and Kyushu and Okinawa area (11 branches)

Nomura Asset Management Co., Ltd. (Tokyo, Osaka, Fukuoka)

The Nomura Trust & Banking Co., Ltd. (Tokyo, Osaka)

Nomura Facilities, Inc. (Tokyo)

Nomura Financial Products & Services, Inc. (Tokyo)

(2)	Principal place of business overseas

Nomura Securities International, Inc. (New York, U.S.)

Nomura International plc (London, U.K.)

Nomura International (Hong Kong) Limited

Nomura Singapore Limited

Instinet Incorporated (New York, U.S.)

(3)	Status of Employees

	Employees	Increase / Decrease
Total	28,186	679 Decrease

(Notes)
1.	Number of employees consists of the total number of employees of the Company and its consolidated subsidiaries (excluding temporary employees).
2.	Number of employees excludes employees seconded outside the Company and its consolidated subsidiaries.

(4)	Status of Significant Subsidiaries

Name	Location	Capital (in millions)		Percentage of Voting Rights	Type of Business
Nomura Securities Co., Ltd.	Tokyo, Japan	¥	10,000	100%	Securities
Nomura Asset Management Co., Ltd.	Tokyo, Japan	¥	17,180	100%	Investment Trust Management /Investment Advisory
The Nomura Trust & Banking Co., Ltd.	Tokyo, Japan	¥	35,000	100%	Banking / Trust
Nomura Facilities, Inc.	Tokyo, Japan	¥	480	100%	Business Space / Facility Management
Nomura Financial Products & Services, Inc.	Tokyo, Japan	¥	176,775	100%	Financial
Nomura Holding America Inc.	New York, U.S.	US$	5,438.96	100%	Holding Company
Nomura Securities International, Inc.	New York, U.S.	US$	3,650.00	100%*	Securities
Nomura America Mortgage Finance, LLC	New York, U.S.	US$	1,722.49	100%*	Holding Company
Instinet Incorporated	New York, U.S.	US$	1,313.50	100%*	Holding Company
Nomura Europe Holdings plc	London, U.K.	US$	9,251.32	100%	Holding Company
Nomura International plc	London, U.K.	US$	9,991.23	100%*	Securities
Nomura Bank International plc	London, U.K.	US$	555.00	100%*	Financial
Nomura Capital Markets Limited	London, U.K.	US$	3,092.50	100%	Financial
Nomura Asia Holding N.V.	Amsterdam, The Netherlands	¥	139,982	100%	Holding Company
Nomura International (Hong Kong) Limited	Hong Kong	¥	176,711	100%*	Securities
Nomura Singapore Limited	Singapore, Singapore	S$	239.00	100%*	Securities / Financial

(Notes)

1.	“Capital” is stated in the currency on which each subsidiary’s books of record are maintained. “Capital” of a subsidiary, whose paid-in capital is zero or is in nominal amount (primarily subsidiaries located in the U.S.), is disclosed in amount including additional paid-in capital. Percentages with “*” in the “Percentage of Voting Rights” column include voting rights from indirect ownership of shares.
2.	The total number of consolidated subsidiaries and consolidated variable interest entities as of March 31, 2017 was 1,285. The total number of entities accounted for under the equity method of accounting such as Nomura Research Institute, Ltd. and Nomura Real Estate Holdings, Inc. was 15 as of March 31, 2017.
3.	Nomura Capital Markets Limited has been acting as an entity to consolidate risks arising from derivative transactions for the Nomura Group. We have decided to place Nomura Capital Markets Limited in a voluntary winding up due to reorganization of subsidiary’s management structure within the Nomura Group. This winding up is expected to be completed by March 31, 2020.
4.	We have decided to place Nomura Asia Holding N.V. in a voluntary winding up due to reorganization of management system within the Nomura Group. This winding up is expected to be completed by March 31, 2019.

8.	Major Lenders

Lender	Type of Loan	Loan Amount (in millions of yen)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Long-term borrowing	340,104
Mizuho Bank, Ltd.	Long-term borrowing	310,090
	Short-term borrowing(*)	20,000
Sumitomo Mitsui Banking Corporation	Long-term borrowing	322,757
Resona Bank, Ltd.	Long-term borrowing	50,000

Sumitomo Mitsui Trust Bank, Limited	Long-term borrowing	165,935
Mitsubishi UFJ Trust and Banking Corporation	Long-term borrowing	100,000
Mizuho Trust & Banking Co., Ltd.	Long-term borrowing	30,000
The Chiba Bank, Ltd.	Long-term borrowing	45,347
The Shizuoka Bank, Ltd.	Long-term borrowing	35,000
The Hachijuni Bank, Ltd.	Long-term borrowing	30,000

The Norinchukin Bank	Long-term borrowing	50,342

Meiji Yasuda Life Insurance Company	Long-term borrowing	32,374

(Note)

The short-term borrowings with (*) are long-term borrowings due within one year.

9.	Capital Management Policy

We seek to enhance shareholder value and to capture growing business opportunities by maintaining sufficient levels of capital. We will continue to review our levels of capital as appropriate, taking into consideration the economic risks inherent to operating our businesses, the regulatory requirements, and maintaining our ratings necessary to operate businesses globally.

We believe that raising corporate value over the long term and paying dividends is essential to rewarding shareholders. We will strive to pay dividends using a consolidated pay-out ratio of 30 percent of each semi-annual consolidated earnings as a key indicator.

Dividend payments will be determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment as well as the company’s consolidated financial performance.

Dividends will in principle be paid on a semi-annual basis with record dates of September 30 and March 31.

With respect to the retained earnings, in order to implement measures to adapt to regulatory changes and to increase shareholder value, we seek to efficiently invest in business areas where high profitability and growth may reasonably be expected, including the development and expansion of infrastructure.

We will consider repurchase of treasury stock as an option in our financial strategy to respond quickly to changes in the business environment and to increase shareholder value. We will make announcements immediately after any decision to set up a share buyback program and conduct such programs in accordance with internal guidelines.

Dividends for the Fiscal Year

Based on our Capital Management Policy described above, we paid a dividend of 9 yen per share to shareholders of record as of September 30, 2016 and have decided to pay a dividend of 11 yen per share to shareholders of record as of March 31, 2017. As a result, the total annual dividend will be 20 yen per share.

The following table sets forth the details of dividends paid for the fiscal year ended March 31, 2017:

Resolution of Board of Directors	Record Date	Total Amount of Dividends (in millions of yen)	Dividend Per Share (yen)
October 28, 2016	September 30, 2016	32,004	9.00
April 27, 2017	March 31, 2017	38,821	11.00

10.	Other Important Matters Related to the Current Situation of the Corporate Group

(Situation of corporate merger)

The Company, as of April 1, 2017, transferred the rights and obligations it held related to Nomura Asia Holdings N.V.‘s management business to Nomura Asia Pacific Holdings Co., Ltd. through a company split.

II.	Stocks

1. Total Number of Authorized Shares:	6,000,000,000 shares

The total number of classes of shares authorized to be issued in each class is as follows.

Type	Total Number of Shares Authorized to be Issued in Each Class
Common Stock	6,000,000,000
Class 1 Preferred Stock	200,000,000
Class 2 Preferred Stock	200,000,000
Class 3 Preferred Stock	200,000,000
Class 4 Preferred Stock	200,000,000

2. Total Number of Issued Shares: Common Stock	3,822,562,601 shares

3. Number of Shareholders:	379,603

4. Major Shareholders (Top 10):

Names of Shareholders	Number of Shares Owned and Percentage of Shares Owned
	(in thousand shares)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	204,409	5.8
The Master Trust Bank of Japan, Ltd. (Trust Account)	152,015	4.3
Japan Trustee Services Bank, Ltd. (Trust Account 5)	74,128	2.1
State Street Bank and Trust Company	61,747	1.7
State Street Bank West Client-Treaty 505234	55,202	1.6
Japan Trustee Services Bank, Ltd. (Trust Account 1)	54,864	1.6
Japan Trustee Services Bank, Ltd. (Trust Account 2)	54,364	1.5
Japan Trustee Services Bank, Ltd. (Trust Account 7)	54,153	1.5
Japan Trustee Services Bank, Ltd. (Trust Account 9)	46,852	1.3
The Bank of New York Mellon SA/NV 10	44,288	1.3

(Notes)

1.	The Company has 293,373 thousand shares of treasury stock as of March 31, 2017 which is not included in the major shareholders list above.
2.	Figures for Number of Shares Owned are rounded down to the nearest thousand and figures for Percentage of Shares Owned are calculated excluding treasury stock.

5.	Status of Treasury Stock Repurchase, Disposition and Number of Shares Held in Treasury:

(1)	Repurchased shares

Common Stock	121,010,524 shares
Total Repurchase Amount (in thousands of yen)	61,338,190

Stocks acquired according to resolution of the Board, included above, are as follows;

Common Stock	120,987,200 shares
Total Repurchase Amount (in thousands of yen)	61,324,548

Reason for Repurchase

The Company plans to use the acquired treasury stock to deliver shares upon the exercise of stock options , to raise capital efficiency and to ensure a flexible capital management policy.

(2)	Shares Disposed

Common Stock	40,677,868 shares
Aggregate Amount of Disposition (in thousands of yen)	25,797,255

(3)	Number of Shares Held in Treasury as of the end of fiscal year

Common Stock	293,373,425 shares

6.	Other Significant Matters concerning Stocks

At the meeting of the Board of Directors held on April 27, 2017, the Company adopted a resolution to repurchase shares.

(1)	Reasons

To apply to the exercise of stock acquisition right, raise capital efficiency and to ensure a flexible capital management policy.

(2)	Types and aggregate number of shares to be repurchased

	CommonStock	100,000,000 shares (upper limit)

(3)	TotalRepurchase Amount	80 billion yen (upper limit)

(4)	Periodof Repurchase	From May 17, 2017 to March 30, 2018

(5)	Methodof Repurchase	Purchase on the stock exchange via a trust bank

III.	Stocks Acquisition Rights

1.	Stock Acquisition Rights as of the end of the fiscal year

Name of Stock Acquisition Rights	Allotment Date	Number of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Period for the Exercise of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights (yen)
Stock Acquisition Rights No.34	May 18, 2010	1,221	122,100	From May 19, 2012 to May 18, 2017	1
Stock Acquisition Rights No.35	May 18, 2010	3,513	351,300	From May 19, 2012 to May 18, 2017	1
Stock Acquisition Rights No.37	July 28, 2010	5,160	516,000	From April 30, 2012 to April 29, 2017	1
Stock Acquisition Rights No.38	July 28, 2010	4,827	482,700	From April 30, 2013 to April 29, 2018	1
Stock Acquisition Rights No.39	November 16, 2010	12,099	1,209,900	From November 16, 2012 to November 15, 2017	474
Stock Acquisition Rights No.40	June 7, 2011	5,008	500,800	From May 25, 2012 to May 24, 2018	1
Stock Acquisition Rights No.41	June 7, 2011	8,628	862,800	From May 25, 2013 to May 24, 2018	1
Stock Acquisition Rights No.42	June 7, 2011	11,644	1,164,400	From May 25, 2014 to May 24, 2018	1
Stock Acquisition Rights No.43	November 16, 2011	12,344	1,234,400	From November 16, 2013 to November 15, 2018	299
Stock Acquisition Rights No.44	June 5, 2012	6,226	622,600	From April 20, 2013 to April 19, 2018	1
Stock Acquisition Rights No.45	June 5, 2012	10,912	1,091,200	From April 20, 2014 to April 19, 2019	1
Stock Acquisition Rights No.46	June 5, 2012	12,843	1,284,300	From April 20, 2015 to April 19, 2020	1
Stock Acquisition Rights No.47	June 5, 2012	10,130	1,013,000	From April 20, 2016 to April 19, 2021	1
Stock Acquisition Rights No.48	June 5, 2012	46,277	4,627,700	From April 20, 2017 to April 19, 2022	1
Stock Acquisition Rights No.49	June 5, 2012	1,936	193,600	From October 20, 2015 to April 19, 2021	1
Stock Acquisition Rights No.50	June 5, 2012	16,450	1,645,000	From October 20, 2016 to April 19, 2022	1
Stock Acquisition Rights No.51	November 13, 2012	15,394	1,539,400	From November 13, 2014 to November 12, 2019	298
Stock Acquisition Rights No.52	June 5, 2013	7,678	767,800	From April 20, 2014 to April 19, 2019	1
Stock Acquisition Rights No.53	June 5, 2013	9,677	967,700	From April 20, 2015 to April 19, 2020	1
Stock Acquisition Rights No.54	June 5, 2013	14,461	1,446,100	From April 20, 2016 to April 19, 2021	1
Stock Acquisition Rights No.55	November 19, 2013	26,812	2,681,200	From November 19, 2015 to November 18, 2020	824
Stock Acquisition Rights No.56	June 5, 2014	11,403	1,140,300	From April 20, 2015 to April 19, 2020	1
Stock Acquisition Rights No.57	June 5, 2014	19,878	1,987,800	From April 20, 2016 to April 19, 2021	1
Stock Acquisition Rights No.58	June 5, 2014	79,886	7,988,600	From April 20, 2017 to April 19, 2022	1

Name of Stock Acquisition Rights	Allotment Date	Number of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Period for the Exercise of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights (yen)
Stock Acquisition Rights No.59	June 5, 2014	5,106	510,600	From March 31, 2015 to March 30, 2020	1
Stock Acquisition Rights No.60	June 5, 2014	10,088	1,008,800	From March 31, 2016 to March 30, 2021	1
Stock Acquisition Rights No.61	June 5, 2014	91,127	9,112,700	From March 31, 2017 to March 30, 2022	1
Stock Acquisition Rights No.62	November 18, 2014	26,757	2,675,700	From November 18, 2016 to November 17, 2021	741
Stock Acquisition Rights No.63	June 5, 2015	17,889	1,788,900	From April 20, 2016 to April 19, 2021	1
Stock Acquisition Rights No.64	June 5, 2015	65,614	6,561,400	From April 20, 2017 to April 19, 2022	1
Stock Acquisition Rights No.65	June 5, 2015	65,269	6,526,900	From April 20, 2018 to April 19, 2023	1
Stock Acquisition Rights No.66	June 5, 2015	3,710	371,000	From November 8, 2015 to November 7, 2020	1
Stock Acquisition Rights No.68	November 18, 2015	25,710	2,571,000	From November 18, 2017 to November 17, 2022	805
Stock Acquisition Rights No.69	June 7, 2016	61,675	6,167,500	From April 20, 2017 to April 19, 2022	1
Stock Acquisition Rights No.70	June 7, 2016	61,424	6,142,400	From April 20, 2018 to April 19, 2023	1
Stock Acquisition Rights No.71	June 7, 2016	61,200	6,120,000	From April 20, 2019 to April 19, 2024	1
Stock Acquisition Rights No.72	June 7, 2016	8,272	827,200	From October 30, 2016 to October 29, 2021	1
Stock Acquisition Rights No.73	June 7, 2016	4,184	418,400	From April 30, 2017 to April 29, 2022	1
Stock Acquisition Rights No.74	November 11, 2016	25,594	2,559,400	From November 11, 2018 to November 10, 2023	593

(Notes)

1.	Stock acquisition rights are issued in conjunction with the Company’s equity-based compensation plan and no payment is required in exchange for stock acquisition rights.
2.	Any transfer of stock acquisition rights is subject to approval by the Board of Directors of the Company.
3.	No stock acquisition rights shall be exercised partially. Grantees who lose their positions as executives or employees due to resignation or other similar reasons before the commencement of the exercise period will, in principle, forfeit their stock acquisition rights.
4.	Number of stock acquisition rights and number of shares under stock acquisition rights are as of the end of the fiscal year.
5.	Stock Acquisition Rights No.1 to No.33, No.36 and No.67 were all extinguished by exercise, forfeiture, or expiration of exercise period.

2.	Stock Acquisition Rights Held by the Directors and Executive Officers of the Company as of the end of the fiscal year

	Directors and Executive Officers (excluding Outside Directors)
Name of Stock Acquisition Rights	Number of Stock Acquisition Rights	Number of Holders
Stock Acquisition Rights No.42	41	1
Stock Acquisition Rights No.44	49	2
Stock Acquisition Rights No.45	49	2
Stock Acquisition Rights No.46	49	2
Stock Acquisition Rights No.47	192	5
Stock Acquisition Rights No.48	276	7
Stock Acquisition Rights No.52	261	4
Stock Acquisition Rights No.53	307	5
Stock Acquisition Rights No.54	571	6
Stock Acquisition Rights No.56	272	4
Stock Acquisition Rights No.57	774	5
Stock Acquisition Rights No.58	936	7
Stock Acquisition Rights No.59	206	3
Stock Acquisition Rights No.60	206	3
Stock Acquisition Rights No.61	733	5
Stock Acquisition Rights No.63	761	5
Stock Acquisition Rights No.64	892	7
Stock Acquisition Rights No.65	889	7
Stock Acquisition Rights No.69	1,269	7
Stock Acquisition Rights No.70	1,264	7
Stock Acquisition Rights No.71	1,263	7

(Notes)

1.	Number of stock acquisition rights is as of the end of the fiscal year.
2.	No stock acquisition rights have been issued to outside directors.

3.	Stock Acquisition Rights Issued to the Employees and Others during the fiscal year ended March 31, 2017

	Employees (excluding employees who are concurrently serving as Directors/Executive Officers of the Company)		Directors, Executive Officers and Employees, etc. in subsidiaries (excluding those who are concurrently serving as Employees or Directors/Executive Officers of the Company)
Name of Stock Acquisition Rights	Number of Stock Acquisition Rights	Number of Holders	Number of Stock Acquisition Rights	Number of Holders
Stock Acquisition Rights No.69	982	10	60,835	704
Stock Acquisition Rights No.70	978	10	60,585	704
Stock Acquisition Rights No.71	972	10	60,362	704
Stock Acquisition Rights No.72	1,490	2	44,521	63
Stock Acquisition Rights No.73	1,489	2	2,695	4
Stock Acquisition Rights No.74	—	—	25,610	1,141

(Note)

Number of stock acquisition rights is as of each allotment date.

4.	Other Significant Matters concerning Stock Acquisition Rights

On May 12, 2017, the Company passed a resolution to issue Stock Acquisition Rights No. 75 through Stock Acquisition Rights No. 83 as equity-based compensation to directors, executive officers and/or employees of the Company and/or its subsidiaries, etc. The allotment date was set for June 9, 2017. A total of 191,709 stock acquisition rights will be granted, and the number of shares of common stock under the stock acquisition rights is expected to be 19,170,900 shares. The exercise price of the stock acquisition rights was set at one (1) yen per share.

IV.	Matters Relating to the Company’s Directors and Executive Officers

1.	Status of the Directors

Name	Positions and Responsibilities	Significant Concurrent Positions
Nobuyuki Koga	Chairman of the Board of Directors Chairman of the Nomination Committee Chairman of the Compensation Committee	Director and Chairman of the Board of Directors of Nomura Securities Co., Ltd.(*1) President of Kanagawa Kaihatsu Kanko Co., Ltd.
Koji Nagai	Director Representative Executive Officer Group CEO	Director and President of Nomura Securities Co., Ltd.(*1)
Tetsu Ozaki	Director Representative Executive Officer Group COO	Director and Deputy President of Nomura Securities Co., Ltd.(*1)
Takao Kusakari	Outside Director Member of the Nomination Committee Member of the Compensation Committee	Senior Advisor of Nippon Yusen Kabushiki Kaisha (NYK LINE)
Hiroshi Kimura	Outside Director Member of the Nomination Committee Member of the Compensation Committee	Advisor of Japan Tobacco Inc. Outside Director of Asahi Glass Co., Ltd. Outside Director of IHI Corporation
Noriaki Shimazaki	Outside Director Chairman of the Audit Committee	Outside Director of Autobacs Seven Co. Ltd. Outside Director of UKC Holdings Corporation Outside Director of Loginet Japan Co., Ltd. Director of Nomura Securities Co., Ltd.(*1)
Toshinori Kanemoto	Outside Director Member of the Audit Committee	Of-Counsel of City-Yuwa Partners Outside Statutory Auditor of JX Holdings, Inc.(*2) Outside Statutory Auditor of Nippon Television Holdings, Inc. Outside Director of Riken Corporation
Hisato Miyashita	Director Member of the Audit Committee (full time)	Director of Nomura Asset Management Co., Ltd.(*1) Director of The Nomura Trust and Banking Co., Ltd.(*1) Auditor of Nomura Financial Products & Services, Inc.(*1)
Clara Furse	Outside Director	Non-Executive Director of Amadeus IT Group, S.A. Non-Executive Director of the UK Department for Work and Pensions Non-Executive Director of Vodafone Group Plc
Michael Lim Choo San	Outside Director	Non-Executive Chairman of Fullerton Healthcare Corporation Limited Non-Executive Chairman of Nomura Singapore Ltd.(*1)
David Benson	Director	Non-Executive Director of Nomura Europe Holdings plc(*1) Non-Executive Director of Nomura International plc(*1)

(Notes)

1.	Status as of March 31, 2017, the last day of the fiscal year.
2.	Directors Takao Kusakari, Hiroshi Kimura, Noriaki Shimazaki, Toshinori Kanemoto, Clara Furse and Michael Lim Choo San are Outside Directors, as provided for in Article 2, Item 15 of the Companies Act, and are also Independent Directors, as provided for in Article 436-2 of the Tokyo Stock Exchange, Inc.’s Securities Listing Regulations.
3.	Director Noriaki Shimazaki, a Chairman of the Audit Committee, is a financial expert under the Sarbanes-Oxley Act of 2002 and has considerable finance and accounting knowledge.
4.	The Company has selected director Hisato Miyashita, who is well-versed in the business of the Nomura Group, as a full-time member of the Audit Committee, with the expectation that audits by the Audit Committee will be performed more effectively.
5.	Companies marked with “*1” are wholly-owned subsidiaries (including indirect ownership) of the Company.
6.	There are no special relationships between the Company and companies in which Outside Directors concurrently serve (except for those companies marked with “*1”).
7.	The Company has entered into agreements to limit Companies Act Article 423 Paragraph 1 liability for damages with directors, Takao Kusakari, Hiroshi Kimura, Noriaki Shimazaki, Toshinori Kanemoto, Hisato Miyashita, Clara Furse, Michael Lim Choo San, and David Benson. Liability under each such agreement is limited to either ¥20 million or the amount prescribed by laws and regulations, whichever is greater.
8.	As of April 1, 2017, Director Nobuyuki Koga assumed the office of Director of Nomura Securities Co., Ltd., Director Koji Nagai assumed the office of Director and Chairman of Nomura Securities Co., Ltd. and Director Tetsu Ozaki assumed the office of Director of Nomura Securities Co., Ltd.
9.	Director Clara Furse resigned as a Director of the Company as of March 31, 2017.
10.	Concurrent positions marked with “*2” are positions from which a director has resigned during the period from the fiscal year-end to the date of this Business Report, or positions from which a director is scheduled to resign as of the date of this Business Report.

2.	Matters Relating to the Outside Directors

Status of the Activities of the Outside Directors

Name	Status of Main Activities
Takao Kusakari	Attended all 11 meetings of the Board of Directors, all 5 meetings of the Nomination Committee, and all 3 meetings of the Compensation Committee held during the fiscal year and appropriately made statements based on his extensive experience and comprehensive knowledge gained from being a corporate manager for many years.

Hiroshi Kimura	Attended all 11 meetings of the Board of Directors held during the fiscal year, all 5 meetings of the Audit Committee held before his resignation as a member of the Audit Committee, and all 4 meetings of the Compensation Committee and all 2 meetings of the Nomination Committee held after his appointment as a member of the Compensation Committee and the Nomination Committee, and appropriately made statements based on his extensive experience and comprehensive knowledge gained from being a corporate manager for many years.

Noriaki Shimazaki	Attended all 8 meetings of the Board of Directors and all 11 meetings of the Audit Committee held after his appointment as a Director and a member of the Audit Committee, and appropriately made statements based on his extensive experience and comprehensive knowledge gained from being a corporate manager for many years and an expert well-versed in international accounting systems.

Toshinori Kanemoto	Attended all 11 meetings of the Board of Directors and all 16 meetings of the Audit Committee held during the fiscal year and appropriately made statements based on his extensive experience and comprehensive knowledge gained from being a legal expert.

Clara Furse	Attended all 11 meetings of the Board of Directors held during the fiscal year and appropriately made statements based on her extensive experience and comprehensive knowledge related to financial businesses gained through her involvement with the management of the London Stock Exchange.

Michael Lim Choo San	Attended all 11 meetings of the Board of Directors held during the fiscal year and appropriately made statements based on his extensive experience and comprehensive knowledge gained from being an expert well versed in international accounting systems.

Other than the above, meetings of the Outside Directors, consisting solely of members who are Outside Directors, have been held, where there are discussions concerning matters such as the business and corporate governance of the Company.

3.	Status of the Executive Officers

Name	Positions and Responsibilities	Significant Concurrent Positions
Koji Nagai	Director Representative Executive Officer Group CEO	See “1. Status of the Directors”

Tetsu Ozaki	Director Representative Executive Officer Group COO	See “1. Status of the Directors”

Kunio Watanabe	Executive Managing Director Head of Asset Management	Director, President and CEO of Nomura Asset Management Co., Ltd.

Shoichi Nagamatsu	Executive Managing Director Chief of Staff	Executive Managing Director and Deputy President of Nomura Securities Co., Ltd.

Takumi Kitamura	Executive Managing Director Chief Financial Officer (CFO)	Executive Managing Director of Nomura Securities Co., Ltd.

Yuji Nakata	Executive Managing Director Head of Group Entity Structure and Co-CRO	Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd. Director of Nomura Financial Products & Services, Inc.

(Notes)

1.	Status as of March 31, 2017, the last day of the fiscal year.
2.	As of April 1, 2017, Toshio Morita assumed the office of Executive Managing Director of the Company and Director and President of Nomura Securities Co., Ltd..

(Reference) Executive Officers as of April 1, 2017 are as follows:

Koji Nagai	Representative Executive Officer and President, Group CEO

Tetsu Ozaki	Representative Executive Officer and Deputy President, Group COO

Shoichi Nagamatsu	Representative Executive Officer and Deputy President, Chief of Staff

Toshio Morita (newly appointed)	Executive Managing Director

Kunio Watanabe	Executive Managing Director, Head of Asset Management

Takumi Kitamura	Executive Managing Director, Chief Financial Officer (CFO)

Yuji Nakata	Executive Managing Director, Group Entity Structure and Co-CRO

4.	Compensation paid to Directors and Executive Officers

		Millions of yen
	Number of People(1)	Basic Compensation(2,3)	Bonus	Deferred Compensation(4)	Total
Directors	9	315	94	88	497
(Outside Directors)	(6)	(146)	(—)	(—)	(146)
Executive Officers	6	430	379	288	1,098
Total	15	745	473	376	1,595

(Notes)

1.	There were 9 Directors and 6 Executive Officers as of March 31, 2017. Compensation to Directors who were concurrently serving as Executive Officers is included in that of Executive Officers.
2.	Basic compensation of ¥745 million includes other compensation (commuter pass allowance) of ¥690 thousand.
3.	In addition to basic compensation, ¥24 million of corporate housing costs, such as housing allowance and related tax adjustments, were provided.
4.	Deferred compensation (such as stock options) granted during and prior to the fiscal year ended March 31, 2017 is recognized as expense in the financial statements for the fiscal year ended March 31, 2017.
5.	Subsidiaries of the Company paid ¥47 million to Outside Directors as compensation, etc. for their directorship at those subsidiaries for the fiscal year ended March 31, 2017.
6.	The Company abolished retirement bonuses to Directors in 2001.

5.	Matters relating to Individual Directors and Executive Officers’ Compensation Determined by Compensation Committee

(1)	Method of Determining Compensation Policies

As the Company is organized under the Committee System, the Compensation Committee has set the “Compensation Policy of Nomura Group” and “Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.”

(2)	Compensation Policy of Nomura Group

The “Compensation Policy of Nomura Group” is as follows:

Nomura Group is establishing its status firmly as a globally competitive financial services group. To support this, we recognize that our people are our most valuable asset. We have therefore developed our Compensation Policy for both executives and employees of Nomura Group to ensure we attract, retain, motivate and develop talent that enables us to achieve sustainable growth, realize a long-term increase in shareholder value, deliver client excellence, compete in a global market and enhance our reputation.

Our Compensation Policy is based around six key themes:

1)	Align with Nomura Values and Strategies

•	Compensation is designed to support delivery against the broader strategic aims of the Group.

•	Levels and structures of compensation reflect the needs of each business line and allow the Group to effectively compete for key talent in the market.

•	We develop our staff to support the Nomura values.

2)	Reflect Firm, Division and Individual Performance

•	“Pay for Performance” is our fundamental principle to motivate and reward our key talent regardless of personal background.

•	We manage compensation on a firm-wide basis, taking into account the performance of the Group and supporting our ethos of sustainable growth, collaboration and client service. This enables us to manage strategic investments and still operate market-competitive compensation practices.

•	An individual’s compensation is determined by properly reflecting the Group, division and individual performance, ensuring that it is aligned with both the business strategy and market considerations.

•	Individual compensation award decisions are underpinned by valid and rigorous performance management processes and supporting systems.

3)	Establish Appropriate Performance Measurement with a Focus on Risk

•	Compensation is not determined by reference solely to revenues. Risk-adjusted profits are being emphasized in Nomura’s management information and performance systems and processes.

•	In addition, qualitative factors such as cross-divisional collaboration, risk management, alignment with organizational values, and compliance are stressed when evaluating performance.

•	Performance measurement reflects the business needs, taking account of risk associated with each business. Such risk includes market, credit, operational, and liquidity risk among others.

•	In assessing and measuring risk for compensation, input and advice is received from the risk management and finance divisions.

4)	Align Employee and Shareholder Interests

•	Compensation of Group executives and higher paid employees should reflect the achievement of targets which are in line with the creation of shareholder value.

•	For higher paid executives and employees, a part of their compensation is delivered in equity linked awards with appropriate vesting periods to ensure that their interests are closely aligned with those of shareholders.

5)	Appropriate Compensation Structures

•	The compensation structure reflects our desire to grow and develop our talent. It is merit based, reflecting performance and is regularly reviewed to ensure its fairness.

•	For higher paid executives and employees, a significant portion of compensation is deferred, balancing short-term interests with longer-term stewardship of the Group.

•	Deferred compensation should be subject to forfeiture or “clawback” in the event of a material restatement of earnings or other significant harm to the business of Nomura.

•	The percentage of deferral increases as an employee’s total compensation increases. A part of deferred compensation is delivered in mid/long-term incentive plans, such as equity linked awards with appropriate vesting periods.

•	Guarantees of bonus/compensation should be allowed only in limited circumstances such as new hiring or strategic business needs, and multi-year guarantees should not be used as a matter of course.

•	There should be no special or expensive retirement/severance guarantees for senior executives.

•	Nomura will respect all areas in which it operates and will seek to ensure pay structures reflect the needs of the organization as well as regulatory and government bodies.

6)	Ensure Robust Governance and Control Processes

•	This Policy and any change hereof must be approved by Nomura Holdings’ Compensation Committee, a majority of which consists of non-executive outside directors.

•	The Compensation Committee of Nomura Holdings decides individual amounts as well as compensation policy for Directors and Executive Officers of Nomura Holdings, in line with this Policy.

•	Globally, we institute a review and authorization policy for senior or high-level contracts ensuring consistency with this Policy. This is administered by Human Resources, involves Finance, Risk Management and Regional Compensation Committees and is reviewed by the Executive Managing Board.

•	Compensation for employees of risk management and compliance functions is determined independently of other business divisions.

•	The Compensation Committee uses market and specialist advisory groups to advise on appropriate compensation structures and levels as necessary.

(3)	Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.

“Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.” is as follows:

Compensation of Directors and Executive Officers is composed of base salary, cash bonus and long-term incentive plans.

1)	Base Salary

•	Base salary is determined based on factors such as professional background, career history, responsibilities and compensation standards of related business fields.

•	A portion of base salary may be paid in equity linked awards with appropriate vesting periods to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders.

2)	Cash Bonus

•	Cash bonuses of Directors and Executive Officers are determined by taking into account both quantitative and qualitative factors. Quantitative factors include performance of the Group and the division. Qualitative factors include achievement of individual goals and subjective assessment of individual contribution.

•	Depending on the level of bonus payment, a portion of payment in cash may be deferred. In addition, a portion of deferred bonus may be paid in equity linked awards with appropriate vesting periods in lieu of cash to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders. Such deferred bonus may be unpaid or forfeited under specific circumstances.

3)	Long-term Incentive Plan

•	Long-term incentive plans may be awarded to Directors and Executive Officers, depending on their individual responsibilities and performance.

•	Payments under long-term incentive plans are made when a certain degree of achievements are accomplished. Payments are made in equity linked awards with appropriate vesting periods to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders.

V.	Matters Relating to Accounting Auditor

1.	Name: Ernst & Young ShinNihon LLC

2.	Audit Fees, etc.

Item	Amount
(1) Audit fees, etc.	836 million yen
(2) Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditor	1,305 million yen

(Notes)

1.	The audit contract between the Company and the Accounting Auditor does not separate the audit fees based on the Companies Act and the Financial Instruments and Exchange Act. Since the audit fees based on the Companies Act and the Financial Instruments and Exchange Act could not be substantively separated, the amount of audit fees above includes the audit fees based on the Financial Instruments and Exchange Act.
2.	In addition to the attestation services pursuant to the Article 2, Paragraph 1 of the Certified Public Accountant Act, the Company and its subsidiaries pay compensation to the Accounting Auditor with respect to verification services on compliance with the segregation of customers’ assets requirements, etc.
3.	Significant overseas subsidiaries of the Company are subject to audit (limited to audit pursuant to the Companies Act or the Financial Instruments and Exchange Act and other equivalent foreign regulations) by certified public accountants or auditing firms (who hold equivalent qualifications in foreign countries) other than the Company’s Accounting Auditor.
4.	The Audit Committee has received necessary documents and reports from the Chief Financial Officer (CFO), relevant internal divisions, and the Accounting Auditor, and has confirmed the structure of the Accounting Auditor’s audit team, audit plan, audit status, the status of the maintenance of the structure for controlling quality of the audit firm, and the basis for the calculation of estimated remuneration, etc. Additionally, the Audit Committee conducts pre-approval procedures in accordance with Article 202 of the Sarbanes-Oxley Act of 2002, etc. Based on the result of such confirmations and procedures, the Audit Committee has verified the compensation, etc. of the Accounting Auditor and determined that it is at a reasonable level to maintain and improve audit quality, and has given the Companies Act Article 399 Paragraph 1 consent.

3.	Dismissal or Non-Reappointment Policy

(1)	If the Accounting Auditor corresponds to any of the items stipulated under Article 340, Paragraph 1 of the Companies Act, the Audit Committee shall consider dismissal of the Accounting Auditor, and if dismissal is determined to be reasonable, the Audit Committee will dismiss the Accounting Auditor by a unanimous consent of all members of the Audit Committee. In such event, an Audit Committee Member appointed by the Audit Committee shall report the dismissal of the Accounting Auditor and reasons for dismissal at the general meeting of shareholders to be convened immediately after the dismissal.

(2)	In cases where the Audit Committee determines that the Accounting Auditor has issues in terms of the fairness, or that maintenance of more appropriate audit structure is needed, a proposal on dismissal or non-reappointment of the Accounting Auditor will be submitted to the annual general meeting of shareholders.

4.	Matters Concerning Order if the Accounting Auditor was Subject to Business Suspension Order during the Last Two Years

Summary of the order announced by the Financial Services Agency on December 22, 2015

(1)	Subject of the order

Ernst & Young ShinNihon LLC (Address: Chiyoda-ku, Tokyo)

(2)	Contents of the order

•	Suspension of accepting new engagements: three months

(From January 1, 2016 to March 31, 2016)

•	Business improvement order (improvement of the operation control structure)

*	In addition to the above, administrative monetary penalty payment order of approximately ¥2.1 billion was decided on January 22, 2016.

(3)	Reasons for the order

•	In relation to the audit of financial statements for TOSHIBA CORPORATION for the fiscal years ended March 31, 2010, March 31, 2012, and March 31, 2013, seven certified public accountants, in negligence of due care, attested financial statements containing material false statements as those containing no material false statements.

•	The above mentioned audit firm’s operation of the services was found to be remarkably inappropriate.

VI.	The Content of the Resolution Adopted Regarding the Maintenance of Structures such as the Structure for Ensuring Appropriate Business Activities and the Summary of the Status of the Implementation of the Structure

The content of the resolution adopted by the Board of Directors concerning the Structure for Ensuring Appropriate Business Activities and the summary of the status of the implementation of the structure during this fiscal year is set forth below.

Structure for Ensuring Appropriate Business Activities at Nomura Holdings, Inc.

The Company shall, through the Board of Directors of the Company, establish the following structure (hereinafter referred to as the “Internal Controls System”) to ensure appropriate business activities at the Company and within the Nomura Group, assess the structure on a regular basis, and revise the structure as necessary. The Board of Directors shall, in addition to ensuring appropriate business through, amongst other measures, the supervision of the execution of duties by Directors and Executive Officers and development of the basic management policy of the Nomura Group, shall also monitor the maintenance by Executive Officers and operational status of the Internal Controls System, and call for improvements when necessary.

Further, the Board of Directors shall establish and thoroughly enforce the Code of Ethics of the Nomura Group, a code of conduct that all Nomura Group officers and employees should comply with, which encompasses an emphasis on customer interests, full awareness of the social mission, compliance with applicable laws and regulations, undertaking of social contribution activities, etc.

<I. Matters Concerning the Audit Committee>

The Audit Committee shall enforce its powers prescribed by laws and regulations to audit the legality, adequacy and efficiency of the execution by Directors and Executive Officers of their duties through the use of the Independent Auditor, auditing firms and organizations within the Company to ensure the appropriate business activities of Nomura Holdings, Inc.

1.	Directors and Employees that will provide Support with respect to the Duties

(1)	The Board of Directors may appoint a Director, not concurrently serving as an Executive Officer, as the “Audit Mission Director.” The Audit Mission Director shall support audits performed by the Audit Committee, and in order for the Board of Directors to effectively supervise the execution by the Directors and Executive Officers of their duties, the Audit Mission Director shall perform the Audit Mission Director’s duties in accordance with the Audit Committee’s instructions.

(2)	The Company shall put in place the Office of Non-Executive Directors and Audit Committee to support the duties of the Audit Committee and Directors. The Audit Committee or a member of the Audit Committee designated by the Audit Committee shall evaluate employees of the Office of Non-Executive Directors and Audit Committee. Regarding the hiring, transfer and discipline of the employees of the Office of Non-Executive Directors and Audit Committee, the consent of the Audit Committee or a member of the Audit Committee designated by the Audit Committee must be obtained.

[Summary of Implementation Status]

The Company has promoted measures to enhance the provision of information to the Directors. During this fiscal year, the “Office of Audit Committee” which was previously set up as a unit dedicated to assisting with the duties of the Audit Committee, has been reorganized as the “Office of Non-Executive Directors and Audit Committee” and its function has been expanded to the assistance for the general duties of the Directors. To secure the independence of the Office of Non-Executive Directors and Audit Committee, employees of the Office of Non-Executive Directors and Audit Committee are evaluated by an Audit Committee Member designated by the Audit Committee.

2.	Audit System within the Nomura Group

(1)	The Company shall establish a group audit structure centered around the Company (the holding company) so that the Audit Committee can conduct audits in coordination with the Audit Committees, etc., of subsidiaries.

(2)	The Audit Committee shall audit the legality, adequacy and efficiency of the business of the Nomura Group in coordination, as necessary, with the Audit Committee of its subsidiaries.

[Summary of Implementation Status]

Meetings of the Audit Committee of the Company and the Audit Committee of Nomura Securities Co., Ltd. are held jointly. Further, efforts are being made to coordinate closely by having persons such as full-time audit committee members of the Company and Nomura Securities Co., Ltd.’s audit mission directors, etc., concurrently serve as company auditors and audit committee members of subsidiaries in Japan. Additionally, at the Nomura Group, audit committees have been set up in the holding companies that supervise each of the 3 overseas regions (Europe, the Americas, and Asia) and audit committee members of the Company and the heads of such committees share information regarding the issues and awareness of problems for each region from the audit work perspective.

3.	Structures Ensuring the Effectiveness of the Audit

(1)	Members of the Audit Committee designated by the Audit Committee or the Audit Mission Director may participate in or attend important meetings including meetings of the Executive Management Board.

(2)	The Audit Committee may require an explanation from accounting auditors and accounting firms that conduct audits of financial statements about the audit plan at the beginning of the period, audit status during the period, audit results at the end of the period, and the status of internal controls over financial reporting. Members of the Audit Committee and the Audit Mission Director may exchange opinions with accounting auditors and accounting firms that conduct audits of financial statements as necessary.

(3)	A member of the Audit Committee designated by the Audit Committee may investigate the Company or its subsidiaries through, as necessary, himself/herself, other members of the Audit Committee or the Audit Mission Director.

(4)	The Audit Committee in conducting audits may engage attorneys, certified public accountants, consultants or other outside advisors as deemed to be necessary.

[Summary of Implementation Status]

Audit Committee Members designated by the Audit Committee have participated in or attended important meetings such as meetings of the Executive Management Board and the Internal Controls Committee.

The Audit Committee has directly received explanations regarding the audit plan at the beginning of the period, audit status during the period, audit results at the end of the period, and the status of internal controls over financial reporting, from Ernst & Young ShinNihon LLC who is the Accounting Auditor and accounting firm that conducts audits of the Financial Statements. In addition, there have been exchanges of opinions with the Accounting Auditor by, for example, Audit Committee Members seeking the opinions of the Accounting Auditor as necessary.

Furthermore, Audit Committee Members, in addition to carrying out site visits of sites such as retail branches of Nomura Securities and site visits of subsidiaries other than Nomura Securities in person, have received reports from Nomura Securities’ Audit Committee Members and Audit Mission Directors who carried out site visits at subsidiaries.

Moreover, the Audit Committee, by entering into an advisory services agreement with an external lawyer, has established a structure whereby expert opinions can be sought from the lawyer as necessary.

4.	Coordination with the Internal Audit Division

(1)	The Company shall obtain the consent of the Audit Committee, or a member of the Audit Committee designated by the Audit Committee, regarding implementation plans and formulation of the budget of the Internal Audit Division, as well as the election and dismissal of the Head of the Internal Audit Division.

(2)	The Audit Committee shall coordinate with the Internal Audit Division by attending meetings of the Internal Controls Committee, hearing reports regarding the status of internal audits, and with regard to internal audits, issuing recommendations, etc., concerning the modification of the implementation plan, additional audits, development of remedial measures, etc.

[Summary of Implementation Status]

The Internal Controls Committee attended by Audit Committee Members deliberates and determines basic matters regarding the establishment and evaluation of internal controls for the Nomura Group’s business management structure as well as matters regarding the improvement of corporate behavior. In addition, the Audit Committee is coordinating with the Internal Audit Division by receiving reports, as necessary, directly from the Senior Managing Director in charge of internal audits or indirectly through Audit Committee Members, regarding matters such as the maintenance, operational status, and implementation status of the internal audit structure.

<II. Matters Concerning the Executive Officers>

1.	Compliance Structure

(1)	Thorough Compliance with the Nomura Group Code of Ethics

Executive Officers shall promote lawful management in accordance with laws, regulations and the Articles of Incorporation, and shall swear to comply with the Nomura Group Code of Ethics. At the same time, Executive Officers shall ensure that the Nomura Group Code of Ethics is well known amongst Senior Managing Directors and employees of the Company and shall ensure compliance with the said Code.

(2)	Establishment and Maintenance of the Compliance Structure

Executive Officers shall strive to maintain the Nomura Group’s compliance structure through, among other means, the maintenance of compliance-related regulations and the installation of responsible divisions and persons. The Company shall install Compliance Managers, etc., or other persons responsible for compliance, in each company within the Nomura Group to take corrective action against cases regarding any conduct considered questionable in light of social ethics or social justice and to thoroughly ensure that business activities undertaken by employees are based on a law-abiding spirit and social common sense, thereby promoting execution of duties in accordance with laws and regulations.

(3)	Compliance Hotline

(a)	Executive Officers shall put into place a “Compliance Hotline” as a channel through which employees can, with regard to conduct in the Nomura Group that may be questionable based on compliance with laws and regulations, etc., including matters concerning accounting or accounting audits, report such conduct directly to the person appointed by the Board of Directors.

(b)	Executive Officers shall guarantee the confidentiality of anonymous notifications, including the content of such notifications, made through the Compliance Hotline.

(4)	Severing Relations with Anti-Social Forces

The Nomura Group shall not engage in any transaction with anti-social forces or groups and Executive Officers shall maintain structures that are necessary for the enforcement of this rule.

[Summary of Implementation Status]

The officers and employees of the Nomura Group are required to annually affirm that they will comply with the Code of Ethics of Nomura Group, which sets forth the Group’s basic policy for compliance. In addition, the Group has designated the “Nomura Founding Principles and Corporate Ethics Day” as a day to reconfirm corporate culture and ethics based on Our Founder’s Principles.

At the Company, based on the Regulations of the Organization and the Nomura Group Compliance Policy, a Group Compliance Head is appointed and a Group Compliance Department that assists the Group Compliance Head has been put in place. In addition, for the purpose of strengthening the internal control structure so that it can cope with global business expansion, and to maintain/sustain the compliance structure at each group company including overseas locations, a compliance manager has been installed at each company.

In the event that an employee becomes aware of activity such as activity that could be a violation of applicable law or regulation, as a means of directly presenting such information directly to report recipients including outside directors, a compliance hotline has been put in place and all employees have been notified. Regardless of the means by which information is presented, anonymous presentation of information is possible and confidentiality concerning the presentation of information is strictly observed.

At the Nomura Group, within the Code of Ethics of Nomura Group, it is essentially set forth that transactions will never be entered into with anti-social forces and the basic policy is that all relationships with anti-social forces are to be cut off. Based on this, the Group has set up a supervising unit for the purpose of promoting organizational measures to cope with anti-social forces, and at the same time as related information being gathered/accumulated and strictly managing, whilst consulting/coordinating with attorneys, police, etc., as necessary, anti-social forces are being eliminated and measures for the purpose of ensuring appropriate corporate behavior are being taken.

2.	Risk Management Structure

(1)	Executive Officers shall acknowledge the importance of identification, evaluation, monitoring and management of various risks relating to the execution of the Nomura Group’s business centered on risks such as market risk, credit risk, liquidity risk, and operational risk and ensure understanding and management of such risks at each company within the Nomura Group.

(2)	Executive Officers shall strive to maintain a system to ensure the effectiveness of risk management in the Nomura Group through, among other means, the maintenance of regulations concerning risk management and the installation of responsible divisions and persons.

(3)	Executive Officers shall report the status of risk management structures within the Nomura Group to the Group Integrated Risk Management Committee. The Group Integrated Risk Management Committee shall analyze the risk management status of the entire Nomura Group based on the report and take appropriate measures to establish the most suitable risk management structures for the business.

(4)	Executive Officers shall maintain a structure that enables the Nomura Group to prevent or avoid crises, ensure the safety of customers, officers and employees of the Nomura Group, protect operating assets, reduce damage and ensure early recovery from any damage by establishing basic principles of business continuity including precautionary measures against crises, such as natural disasters or system failures, and emergency measures.

[Summary of Implementation Status]

At the Nomura Group, taking into account regulatory capital requirements, liquidity and business environment, the content of permissible risk for the purpose of achieving management policy, strategic objectives and business plans is set forth as the Risk Appetite and the risks attendant to the carrying on of the Nomura Group’s business are thereby ascertained and managed.

To prescribe the basic principles, framework, and governance concerning risk management, with the purpose of contributing to securing the financial health and appropriate risk management of the Nomura Group, the Risk Management Policy has been put in place. The unit in charge of risk management is structured as an organization that is independent from units that execute business, and based on the leadership of the Chief Risk Officer (“CRO”) who presides over all aspects of risk management, the various risks relating to business execution are identified, evaluated, monitored, and managed.

As for risks arising out of business operations, on the basis of the basic policy of restraining within the scope of the Risk Appetite, the Executive Management Board or the Group Integrated Risk Management Committee upon delegation by the Executive Management Board deliberates and determines important matters relating to risk management.

In addition, the Company prescribes the basic principles of crisis management at the Nomura Group in the Nomura Group Crisis Management Regulations. The Company, in accordance with such regulations, has established the Nomura Group Crisis Management Committee made up of crisis management officers from domestic and overseas Group companies, which reports to the Executive Management Board, and is thereby maintaining a structure to allow for the handling of crisis management and business continuity. Besides the above, the administrative office of the Nomura Group Crisis Management Committee, to ensure that the safety of all Nomura Group employees and officers can be ascertained in a time of crisis, conducts training such as safety confirmation training, emergency drills, and business continuity training on a continuous basis in normal conditions, thereby undertaking to bring about an awareness of crisis management and sustaining/strengthening the emergency response structure.

3.	Reporting Structure in Relation to Execution of Duties

(1)	Executive Officers shall report on the status of their own execution of duties not less frequently than once every 3 (three) months. They shall also maintain a reporting structure that governs reporting with respect to Nomura Group directors, executives, and employees.

(2)	Executive Officers shall report the following matters on a regular basis to the Audit Committee directly or through the members of the Audit Committee or the Audit Mission Director:

(a)	The implementation status of internal audits, internal audit results, and remediation status;

(b)	The maintenance and operational status of the compliance structure;

(c)	Risk management status;

(d)	The outline of quarterly financial results and material matters (including matters concerning the selection and application of significant accounting policies and matters concerning internal controls over financial reporting); and

(e)	The operational status of the Compliance Hotline and details of the reports received.

(3)	In the event that an Executive Officer, Senior Managing Director, or employee is requested to report on a matter concerning the execution of such person’s duties by an Audit Committee Member designated by the Audit Committee or the Audit Mission Director, such person shall promptly report on such matters.

(4)	In the event that a Director, Executive Officer or Senior Managing Director becomes aware of a matter raised below, an immediate report must be made to an Audit Committee member or Audit Mission Director. Moreover, in the event that the person who becomes aware of such a matter is an executive officer or senior managing director, a report must be made simultaneously to the Executive Management Board. The Executive Management Board will deliberate concerning such matter, and in the event that it is admitted as necessary, based on such results, appropriate measures will be taken.

(a)	Any material violation of law or regulation or other important matter concerning compliance.

(b)	Any legal or financial problem that may have a material impact on the business or financial conditions of each Nomura Group company.

(c)	Any order from any regulatory authority or other facts that may potentially cause the Nomura Group to incur a significant loss.

(5)	In the event that a Nomura Group director, officer, or employee discovers a matter raised above, the Company must maintain a structure that provides for immediate direct or indirect reporting to an Audit Committee Member or Audit Mission Director.

(6)	To ensure that persons making a report prescribed in the preceding paragraph 2 do not receive disadvantageous treatment due to the making of such report, the Company must take appropriate measures.

[Summary of Implementation Status]

Executive Officers provide reports concerning the deliberation status of the Executive Management Board, the Group’s financial status, and the business execution status of each division at each meeting of the Board of Directors. Further, Executive Officers provide reports concerning their business execution status directly to the Audit Committee or through an Audit Committee Member. At the same time, as for Executive Officers, Senior Managing Directors and employees, if an Audit Committee Member seeks a report on matters concerning the execution of their duties, a report is presented on such matters promptly.

The Company routinely disseminates to all officers and employees of the Nomura Group the fact that a report must promptly be made to each company’s designated point of contact in the event that activity, such as activity that could be in violation of laws, regulations, or internal rules, is found.

Furthermore, at the Nomura Group, in accordance with internal rules such as the Regulations on Management of Nomura Group Compliance Hotline and the Code of Ethics of Nomura Group, in addition to prohibiting any dismissal, demotion, salary reduction, or other disadvantageous treatment due to such a report, the fact that such disadvantageous treatment is prohibited is disseminated to all Nomura Group officers and employees.

4.	Structure for Ensuring the Effectiveness of the Execution of Duties

(1)	Executive Officers shall determine the Nomura Group’s management strategy and business execution, and execute business in accordance with the management organization and allocation of business duties determined by the Board of Directors.

(2)	Executive Officers shall determine the allocation of business duties between each Senior Managing Director and the scope of authority of each employee, and thereby ensure the effectiveness of the structure for the execution of duties and establish a responsibility structure for the execution of duties.

(3)	Of the matters whose business execution decision has been delegated to Executive Officers based on a resolution adopted by the Board of Directors, certain important matters shall be determined through the deliberation and determination by bodies, such as the Executive Management Board, or through documents requesting managerial decisions.

(4)	The Executive Management Board shall determine or review the necessary allocation of management resources based on the business plan and budget application of each division and regional area to ensure the effective management of the Nomura Group.

[Summary of Implementation Status]

Business execution decisions within the Company, to the extent permitted by laws and regulations, are made flexibly and efficiently by Executive Officers to whom the Board of Directors has delegated authority. In addition, to undertake the further strengthening of the business execution structure based on the sophistication and specialization of financial operations, Senior Managing Directors to whom Executive Officers have delegated a part of their business execution authority assume the business and operations of the field that each such Senior Managing Director is in charge of.

Out of the matters delegated to Executive Officers by a resolution adopted by of the Board of Directors, concerning the determination of important business matters, bodies such as the Executive Management Board, the Group Integrated Risk Management Committee, the Internal Controls Committee have been put in place at which there are deliberations and determinations are made. The Board of Directors receives reports on the status of deliberation from each such body at least once every three months. The Executive Management Board deliberates and determines important matters regarding the business management of the Nomura Group, beginning with and including management strategy, budgets, and the distribution of management resources.

5.	Structure for Retention and Maintenance of Information

(1)	Executive Officers shall retain the minutes of important meetings, conference minutes, documents regarding requests for managerial decisions, contracts, documents related to finances and other material documents (including their electronic records), together with relevant materials, for at least ten years, and shall maintain access to such documents if necessary.

(2)	Executive Officers shall maintain a structure to protect the Nomura Group’s non-public information, including its financial information, and promote fair, timely and appropriate disclosure of information to external parties, thereby securing the trust of customers, shareholders, investors, etc.

[Summary of Implementation Status]

All minutes of important meetings, conference minutes, internal approval requests, contracts, documents related to finances, and other material documents (including their electronic records) are appropriately retained in accordance with applicable laws, regulations and internal rules and are maintained in a condition in which they are available for inspection.

At the Nomura Group, for the purpose of securing the trust of persons such as clients, shareholders, and investors, the basic policy is to comply with laws and regulations relating to timely disclosure such as the Financial Instruments and Exchange Act and other exchange rules, and in addition to protection of the Nomura Group’s non-public information, promotion of fair, timely and appropriate disclosure of information to external parties. Based on the aforementioned policy, the Company has established the Nomura Group’s Statement of Global Corporate Policy regarding Public Disclosure of Information, and the Disclosure Committee has been set up based on the Statement. The Committee, whose chairperson is the Senior Managing Director responsible for Group Corporate Communications, in addition to disseminating the content of the Nomura Group’s Statement of Global Corporate Policy to officers and employees, maintains the structure to carry out the fair, timely and appropriate disclosure of information to external parties by establishing/implementing guidelines concerning information disclosure, etc.

6.	Internal Audit System

(1)	Executive Officers shall install a department in charge of internal audit, and by implementing an internal audit program, shall ensure effective and adequate internal controls across the entire business of the Nomura Group.

(2)	The Internal Controls Committee shall deliberate or determine basic matters concerning internal controls within the Nomura Group, the annual plan regarding internal audit and the implementation status and results.

(3)	Executive Officers shall report on the status of the internal audit within the Nomura Group and the results thereof to the Internal Controls Committee at least once every three months.

[Summary of Implementation Status]

To secure the validity and suitability of internal controls, the Group Internal Audit Department has been put in place within the Company and units dedicated to internal audit have also been put in place at each major subsidiary under the Company. These internal audit departments carry out audits independent from business execution and provide advice and recommendations for business improvements. The implementation status of internal audits is reported to the Internal Controls Committee at which Audit Committee Members participate and the content of the Internal Controls Committee meetings are reported to the Board of Directors.

<III. The Nomura Group’s Internal Controls System>

(1)	Executive Officers shall secure the appropriateness of the Nomura Group’s business by ensuring that each company within the Nomura Group is fully aware of the Internal Controls System of the Company and by requiring the maintenance of an internal controls system at each company that reflects the actual conditions of each company.

(2)	Executive Officers shall ensure the effectiveness of internal controls concerning financial reporting by the Company by, among other means, maintaining the structures listed in I through III above.

[Summary of Implementation Status]

The Company, for every amendment of the internal control system, disseminates the content and meaning of the amendment to each Nomura Group company and provides guidance to maintain internal control systems that fit with each company’s actual conditions. In addition, the Company identifies and understands the risks related to financial reporting and based on such understanding, establishes and maintains internal control over financial reporting. Concerning the status of such establishment and maintenance, the Company receives evaluation from the internal audit division and audit and evaluation by the Auditor.

VII.	Basic Policy Regarding the Status of Persons with Control over Decisions Concerning the Company’s Financial and Business Policies

With regard to the basic policy to address a shareholder holding a quantity of shares enabling such shareholder to control decisions concerning the Company’s management policy, the Company believes that the decision of whether to permit a party to seek ownership of such a volume of shares should ultimately be left to the judgment of the shareholders. Accordingly, the Company has not adopted any so-called takeover defense strategies, such as a prior issue of new stock acquisition rights (a rights plan), etc., at this time.

In the event of an attempt to take over the Company by a party inappropriate for business value and the common benefit of shareholders, a Corporate Value Enhancement Committee established within the Company will examine and evaluate the takeover proposal, etc., and after consultation with a council composed of the Company’s outside directors, through sufficient deliberations by the Board of Directors, a conclusion will be rendered in regard to the best strategy for shareholders from the perspective of business value and the common benefit of the shareholders.

Note: Monetary values and number of shares stated in this report are rounded up or down to the nearest unit of disclosure.

Supplementary Schedules regarding the Business Report

1.	Details of executive positions concurrently held by the directors in other companies

Please see section IV. Matters Relating to the Company’s Directors and Executive Officers of the Business Report.

Report of the Audit Committee on the Consolidated Financial Statements

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

The Audit Committee of Nomura Holdings, Inc. (the “Company”) has audited the Company’s consolidated financial statements (the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and the notes to the consolidated financial statements) applicable to the 113th fiscal year (from April 1, 2016 to March 31, 2017). We hereby report the method, contents and results of the audit as follows:

1.	METHOD AND DETAILS OF THE AUDIT

In accordance with the auditing principles and assignment of duties, etc. determined by the Audit Committee, the Audit Committee received reports from the Executive Officers, etc. of the Company regarding to the consolidated financial statements, and asked for the explanations as necessary. In addition, we have monitored and verified whether the Accounting Auditor maintained its independent position and implemented appropriate audit, and we received reports from Accounting Auditor regarding the status of the performance of its duties and, whenever necessary, asked for explanations. Furthermore, we have been notified by the Accounting Auditor that the “Structure for Ensuring Appropriate Operation” (matters set forth in each items prescribed in Article 131 of the Ordinance for Company Calculation) is organized in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005), etc., and when necessary, asked for explanations.

Based on the above methods, we have examined the consolidated financial statements for the fiscal year.

2.	RESULT OF THE AUDIT

We acknowledge that both the method and result of the audit by Ernst & Young ShinNihon LLC, the Company’s Accounting Auditor, are appropriate.

3.	SUBSEQUENT EVENTS

As referred in III-4. “Other Significant Matters concerning Stock Acquisition Rights” in the Report for the 113th fiscal year, a resolution to issue Stock Acquisition Rights as stock options to executives and employees, etc. of the Company as well as executives and employees, etc. of subsidiaries of the Company was passed on May 12, 2017.

May 15, 2017	THE AUDIT COMMITTEE OF
NOMURA HOLDINGS, INC.

Noriaki Shimazaki, Chairman of the Audit Committee

Toshinori Kanemoto, Member of the Audit Committee

Hisato Miyashita, Member of the Audit Committee

Note:	Messrs. Noriaki Shimazaki and Toshinori Kanemoto are Outside Directors as provided for in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

Report of the Audit Committee

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Nomura Holdings, Inc. (the “Company”) audited the execution by the Directors and Executive Officers of the Company of their duties during the 113th fiscal year (from April 1, 2016 to March 31, 2017). We hereby report the method, contents and results of the audit as follows:

1.	METHOD AND DETAILS OF THE AUDIT

Based on the auditing principles and assignment of duties, etc. determined by the Audit Committee, with the cooperation of the Company’s departments in charge of internal control, etc. the Audit Committee has investigated the procedure and details of the decision making at the important meetings, etc. reviewed important authorized documents and other material documents regarding to the business execution, investigated the performance of the duties by the Directors, Executive Officers, Senior Managing Directors and other significant employees, etc. and investigated the conditions of the businesses and assets of the Company.

With respect to the resolution of the Board of Directors regarding the internal control system as stipulated in Article 416, Paragraph 1, Items 1(ii) and (v) of the Companies Act and the internal control system maintained based on such resolution, we received reports from the Directors, Executive Officers, Senior Managing Directors and significant employees, etc. periodically, and asked for explanations as necessary and provided our opinion. In relation to internal control over financial reporting required under the Financial Instruments and Exchange Act, we have received reports from the Executive Officers, etc. and Ernst & Young ShinNihon LLC regarding the assessment of such internal controls and status of the audit, and asked for explanations as necessary.

With respect to subsidiaries, we have communicated and exchanged information with the subsidiaries’ Directors, Executive Officers, Senior Managing Directors, members of the Audit Committee and statutory auditors, etc. and when necessary, requested the subsidiaries to report on their business.

Furthermore, we have monitored and verified whether the Accounting Auditor maintained its independent position and implemented appropriate audit, and we received reports from the Accounting Auditor regarding the status of the performance of its duties and, whenever necessary, asked for explanations. In addition, we have been notified from the Accounting Auditor that “Structure for Ensuring Appropriate Operation” (matters set forth in each items prescribed in Article 131 of the Ordinance for Company Calculation) is organized in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005), etc. and when necessary, asked for explanations.

Based on the above methods, we have examined the business report and its supplementary schedules, financial statements (balance sheet, statement of income, statement of changes in net assets and notes to the financial statements) and its supplementary schedules for this fiscal year.

2.	RESULT OF THE AUDIT

(1)	Result of the audit

1.	We have found that business report and its supplementary schedules fairly present the status of the Company, in conformity with the applicable laws and regulations and the Articles of Incorporation.

2.	In relation to the performance of the duties by the Directors and the Executive Officers, we have found no misconduct or material facts that violate applicable laws and regulations or the Articles of Incorporation.

3.	We have found that the content of the resolution of the Board of Directors regarding the internal control system is adequate. Moreover, we have no remarks to point out on the content of the business report and on the execution of the duties by the Directors and the Executive Officers regarding status of the establishment and maintenance of the internal control system based on such resolution, including internal control over financial reporting required under the Financial Instruments and Exchange Act.

(2)	Result of Audit of Financial Statements and Supplementary Schedules

We acknowledge that both the method and result of the audit by Ernst & Young ShinNihon LLC, the Company’s Accounting Auditor, are appropriate.

3.	SUBSEQUENT EVENTS

As referred in III-4. “Other Significant Matters concerning Stock Acquisition Rights” in the Report for the 113th fiscal year, a resolution to issue Stock Acquisition Rights as stock options to executives and employees, etc. of the Company as well as executives and employees, etc. of subsidiaries of the Company was passed on May 12, 2017.

May 15, 2017	THE AUDIT COMMITTEE OF NOMURA HOLDINGS, INC.

Noriaki Shimazaki, Chairman of the Audit Committee

Toshinori Kanemoto, Member of the Audit Committee

Hisato Miyashita, Member of the Audit Committee

Note:	Messrs. Noriaki Shimazaki and Toshinori Kanemoto are Outside Directors as provided for in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

Doc 2–4

[Translation]

Report of Independent Auditors

May 12, 2017

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Noboru Miura
Certified Public Accountant
Designated and Engagement Partner

Toyohiro Fukata
Certified Public Accountant
Designated and Engagement Partner

Toru Nakagiri
Certified Public Accountant
Designated and Engagement Partner

Kenjiro Tsumura
Certified Public Accountant
Designated and Engagement Partner

Pursuant to Article 444, Section 4 of the Companies Act, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and the notes to the consolidated financial statements of Nomura Holdings, Inc. applicable to the fiscal year from April 1, 2016 through March 31, 2017.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the same provisions in the second sentence of Article 120, section 1 of the Ordinance on Accounting of Companies, as applied to Article 120-3, section 3, and for designing and operating such internal controls as management determines are necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal controls relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the same provisions in the second sentence of Article 120, section 1 of the Ordinance on Accounting of Companies, as applied to Article 120-3, section 3, referred above present fairly, in all material respects, the financial position and results of operations of Nomura Holdings, Inc. and its consolidated subsidiaries, applicable to the fiscal year ended March 31, 2017.

Conflicts of Interest

We have no interest in Nomura Holdings, Inc. which should be disclosed in compliance with the Certified Public Accountants Act.

(Note)

This is an English translation of the Japanese language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the consolidated financial statements of Nomura Holdings, Inc., prepared in Japanese, for the year ended March 31, 2017. Ernst & Young ShinNihon LLC have not audited the English language version of the consolidated financial statements for the above-mentioned year.

[Translation]

Report of Independent Auditors

May 12, 2017

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Noboru Miura
Certified Public Accountant
Designated and Engagement Partner

Toyohiro Fukata
Certified Public Accountant
Designated and Engagement Partner

Toru Nakagiri
Certified Public Accountant
Designated and Engagement Partner

Kenjiro Tsumura
Certified Public Accountant
Designated and Engagement Partner

Pursuant to Article 436, Section 2, Paragraph 1 of the Companies Act, we have audited the accompanying financial statements, which comprise the balance sheet, the statement of income, the statement of changes in net assets, the notes to the financial statements and the related supplementary schedules of Nomura Holdings, Inc. (the “Company”) applicable to the 113th fiscal year from April 1, 2016 through March 31, 2017.

Management’s Responsibility for the Financial Statements and the Related Supplementary Schedules

Management is responsible for the preparation and fair presentation of the financial statements and the related supplementary schedules in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal controls as management determines are necessary to enable the preparation and fair presentation of the financial statements and the related supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements and the related supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the related supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the related supplementary schedules. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements and the related supplementary schedules, whether due to fraud or error. In making those risk assessments, the auditors consider internal controls relevant to the entity’s preparation and fair presentation of the financial statements and the related supplementary schedules in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the related supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the related supplementary schedules referred above present fairly, in all material respects, the financial position and results of operations of Nomura Holdings, Inc. applicable to the fiscal year ended March 31, 2017 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

(Note)

This is an English translation of the Japanese language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the financial statements of Nomura Holdings, Inc., prepared in Japanese, for the year ended March 31, 2017. Ernst & Young ShinNihon LLC have not audited the English language version of the financial statements for the above-mentioned year.

Attachment 3

Financial Statements for the 1st Fiscal Year

From August 31st, 2016

To March 31st, 2017

Balance Sheet

Income Statement

Statement of Changes in

Shareholders’ Equity

Notes

Supplementary Schedules

Nomura Asia Pacific Holdings Co., Ltd.

Non-Consolidated Balance Sheet

As of March 31, 2017

		(Thousands of yen)
Assets		Liabilities
Account	Amount	Account	Amount
Current assets	24,438	Current liabilities		18,430
Cash and deposits	20,000	Accrued expenses		18,325
Accounts receivable	3,817	Accrued taxes		105

Deferred tax assets	621	Total liabilities		18,430

		Net Assets
		Shareholder’s equity		6,007
		Common stock		10,000
		Capital reserves		10,000
		Additional paid in capital		10,000
		Retained earnings	Δ	13,992
		Other retained earnings	Δ	13,992
		Retained earnings carried forward	Δ	13,992

		Total net assets		6,007

Total assets	24,438	Total liabilities and net assets		24,438

*	The amounts shown therein are rounded down to the nearest thousand.

Non-Consolidated Statements of Income

For the year ended March 31, 2017

(Thousands of yen)
Account	Amount
Operating revenue			—
Selling, general and administrative expenses			18,046
Service expenses	17,402
Taxes and other than income taxes	643
Operating income		Δ	18,046
Non-operating income			—
Other income	—
Non-operating expenses			279
Organization expenses	279
Ordinary income		Δ	18,325
Special profits			—
Special losses			—
Income before income taxes		Δ	18,325
Income taxes — current		Δ	3,712
Income taxes — deferred		Δ	621
Net income		Δ	13,992

*	The amounts shown therein are rounded down to the nearest thousand.

Statement of Changes in Shareholders’ Equity

For the year ended March 31, 2017

(Thousands of yen)
	Shareholders’ equity
	Common stock	Capital reserves		Retained earnings				Total net assets
		Additional paid-in capital	Total capital reserve	Other retained earnings		Total retained earnings
				Retained earnings carried forward
Balance at beginning of the year	10,000	10,000	10,000		—		—		20,000
Change of items during the year
Net income	—	—	—	Δ	13,992	Δ	13,992	Δ	13,992

Total changes in the year	—	—	—	Δ	13,992	Δ	13,992	Δ	13,992

Balance at end of the year	10,000	10,000	10,000	Δ	13,992	Δ	13,992		6,007

*	The amounts shown therein are rounded down to the nearest thousand.

Notes to the Financial Statements

The amounts shown therein are rounded down to the nearest thousand unless otherwise specified

[Significant Accounting Policies]

1.	Translation of assets and liabilities denominated in foreign currencies

Financial assets and liabilities are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

2.	Consumption taxes and local consumption taxes are accounted for based on the tax exclusion method.

3.	Nomura Asia Pacific Holdings Co., Ltd. (“the Company”) applies the consolidated tax return system.

[Notes to the Balance Sheet]

1.	Balances of receivables and payables with subsidiaries and affiliates

Short-term receivables	3,817 thousand yen
Short-term payables	8,969 thousand yen

[Notes to the Income Statements]

1.	Transactions with subsidiaries and affiliates

Transaction from operation

Operating expenses	2,836 thousand yen

[Notes to the Statement of Changes in Shareholders’ Equity]

1.	Types and numbers of shares outstanding

(shares)
Type of shares	Beginning of current year	Increase	Decrease	End of current year
Common stock	400	—	—	400

[Notes to Accounting for Tax Effects]

1.	Breakdown of deferred tax assets and liabilities

(Deferred tax assets)
Accrued expenses	775 thousand yen
Accrued consumption tax	62 thousand yen
Loss carry-forward on local tax	937 thousand yen

Subtotal of deferred tax assets	1,774 thousand yen
Valuation allowance	1,153 thousand yen

Total of deferred tax assets	621 thousand yen
(Deferred tax liabilities)
Subtotal of deferred tax liabilities	— thousand yen

Net deferred tax assets	621 thousand yen

[Notes to Financial Instrument]

1.	Financial Instrument

(1)	Approach to financial instruments

On April 1, 2017, the company succeeded the right and obligation in relation to shares of Nomura Asia Holding N.V. (“NAH”) from Nomura Holdings Inc. (“NHI”) which is the parent company by the method of an Absorption-Type Company Split (“Company Split”) as a holding company of Asia region. As of March 31, 2017, the company only has cash and deposits for operation purpose.

(2)	Detail and risk of financial instruments

The company’s financial instruments are cash and deposits, and all of the deposits are in checking account. This account is guaranteed by deposit insurance system, therefore there is no credit risk regarding the account.

Moreover, the company has account receivable from the parent company by consolidation tax return system.

(3)	Risk management for financial instruments

The management of cash for operation purpose is done by deposit to minimize risk.

2.	Fair value of financial instruments

Carrying value, fair value and these differences are as follows:

		As of March 31, 2017 (Thousands of yen)
	Carrying value	Fair value	Difference
(1) Cash and deposits	20,000	20,000	—
(2) Account receivables	3,817	3,817	—

Total asset	23,817	23,817	—

(Note 1) Calculation method of financial instruments and securities)

Assets

(1)	Cash and deposits

The fair value of deposits without maturity is based on the carrying value, as the fair value approximates the carrying value.

(2)	Account receivables

The fair value of these assets is based on the carrying value, as they are settled in a short period and the fair value approximates the carrying value.

(Note 2) Expected amount of redemption for financial receivables after balance sheet date

					(Thousands of yen)
	Within one year	Between 1 year and 2 years	Between 2 years and 3 years	Between 3 years and 4 years	Between 4 years and 5 years	Over 5 years
Cash and deposits	20,000	—	—	—	—	—
Account receivables	3,817	—	—	—	—	—

Total	23,817	—	—	—	—	—

[Notes to Related Party Transactions]

1.	Parent company and major shareholder

						(Thousands of yen)
Type	Name	Proportion of voting rights owned (owned by)	Relationship with related party	Nature of transaction	Transaction amounts	Name of account	Balance as of March 31, 2017
				Data processing system usage fees paid (Note 2)	336	Accrued expenses	363
Parent company	Nomura Holdings, Inc.	(Owned) Directly 100%	Provision of equipments Outsourcing Advances paid	Outsourcing fees paid (Note 3)	2,500	Accrued expenses	2,700
				Advances paid	5,489	Accrued expenses	5,905

(Note	1) Transaction amount do not include consumption taxes, etc., and balance as of March 31, 2017 includes consumption taxes, etc.

(Note	2) Usage fees related to data processing systems are determined rationally based on the original cost.

(Note	3) Outsourcing fees are determined rationally based on the original cost.

2.	Subsidiaries and affiliates

Not applicable.

3.	Brother companies

						(Thousands of yen)
Type	Name	Proportion of voting rights owned (owned by)	Relationship with related party	Nature of transaction	Transaction amounts	Name of account	Balance as of March 31, 2017
Subsidiary of the parent company	Nomura Asia Ltd.	None	Advances paid	Advances paid	9,356	Accrued expenses	9,356

4.	Directors and individual shareholder

Not applicable.

[Notes to Per Share Data]

Net assets per share		15,018. 67 yen
Net income per share	Δ	34,981. 32 yen

[Notes to Material Subsequent Event]

(Business Combinations)

On April 1, 2017, the Company succeeded the rights and obligations in relation to share of NAH from NHI by the Company Split.

(1)	Overview of the Company Split

a.	Company name, capital and description of business.

1.	Company name: Nomura Holdings, Inc.

2.	Capital: JPY 594,493 million

3.	Description of business: Holding Company

b.	Contents of the split business

Management business of NAH shares

c.	Purpose of the Company Split

As a part of NHI’s broader realignment of Nomura’s overall management structure, on March 24, 2016, NHI decided to wind up the current holding company of Asia Ex-Japan region, NAH, which is due to be completed by March 31, 2019, and established a new holding company in Japan, the Company, in August 2016.

The Company Split is a part of NHI’s intention to form even more robust governance and lay the foundation as Asia’s global investment bank by consolidating the NAH subsidiaries under the Company. There is no impact on the businesses conducted by NAH subsidiaries. As a result of the winding up of NAH, the subsidiaries of NAH will continue to conduct business under the Company.

d.	Effective date of the Company Split

April 1, 2017

e.	Overview of the transaction including the legal structure

A simplified absorption-type company split, having NHI as the splitting company and the Company as the succeeding company (Article 784, Paragraph 2 of the Company Act).

(2)	Overview of accounting treatment

Accounted as common control transaction pursuant to Accounting Standard for Business Combinations (Corporate Accounting Standards No. 21 (issued on September 13, 2013)) and Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures (Implementation Guidance of Corporate Accounting Standards, No. 10 (issued on September 13, 2013))

(3)	Matters on additional acquisition of subsidiary shares

a.	Acquisition cost of subsidiary shares (NAH shares) acquired additionally by the Company

Acquisition cost	JPY 79,749 million

b.	Number of subsidiary shares acquired by NHI

The Company issued to NHI, one ordinary share in connection with the Company Split. Furthermore, the number of ordinary share to be delivered was determined after prior consultation between the Company and NHI.

Supplementary Schedules regarding the Financial Statements

1.	Details of each item of operating expenses

(Thousands of yen)
Account	Amount	Summary
Outsourcing fees	17,355	—
Expenses for consumable goods	47	—
Taxes other than income taxes	643	—

Total	18,046	—

Business Report for the 1st Fiscal Year

And its supplementary schedules

Document pursuant to Article 435 Paragraph 2 of the Companies Act

Nomura Asia Pacific Holdings Co., Ltd.

[English Translation]

Business Report for the 1st Fiscal Year

From August 31, 2016 to March 31, 2017

I.	Current State of Nomura Asia Pacific Holdings Co., Ltd.

1.	Progress and Results of the Nomura Group’s Business Activities

During the fiscal year ended March 31, 2017, the global economy continued to see a moderate recovery in growth, although the situation varied from region to region. In the US, the real Gross Domestic Product (“GDP”) growth rate weakened in the first half of 2016 and although it picked up in the second half of the year, over 2016 as a whole growth slowed compared with the previous year. However, the Federal Reserve Board (FRB) has raised interest rates twice since December 2016, based on its view that downside risk to its economic outlook has receded. In Europe, including the UK, the underlying economy was favorable as a result of growth in capital expenditure and fiscal spending. In Asia ex-China, exports picked up as demand in the US and China recovered, and domestic demand was buoyed by economic stimulus measures.

Under such environment, on April 1, 2017, Nomura Asia Pacific Holdings Co., Ltd (“the Company”) succeeded the rights and obligations in relation to its share (management share of Nomura Asia Holding N.V. (“NAH”)) from Nomura Holdings Co., Ltd. (“NHI”) by the method of an Absorption-Type Company Split (“Company Split”), and prepared operation control structure. As a result of preparation to be the holding company for Asia region excluding Japan, operating expense was 18,046 thousand yen, and operating loss was 18,046 thousand yen. Due to organization expenses, non-operating expense was 279 thousand yen, ordinary loss was 18,325 thousand yen, and net loss was 13,992 thousand yen.

2.	Management Challenges and Strategies

As a part of NHI’s broader realignment of Nomura’s overall management structure, on March 24, 2016, NHI decided to wind up the current holding company for the AEJ (Asia Ex-Japan) region, NAH, and on August 2016, the Company was established in Japan as the new holding company.

The Company faces challenges to prepare operational organization to achieve the goal of the Company Split, which is a part of NHI’s intention to form even more robust governance and lay the foundation as Asia’s global investment bank by consolidating the NAH subsidiaries under the Company.

1

3.	Status of Significant Parent Company and Subsidiaries

The Parent Company is NHI, and NHI holds all of the issued shares (400 shares) of the Company. There is no subsidiary as of March 31, 2017.

4.	Principal Business

The holding company for Asia region excluding Japan

5.	Principal Place of Business in Japan

1-9-1, Nihonbashi, Chuo-ku, Tokyo

6.	Status of Employees

0 employee

7.	Matters Relating to the Company’s Directors and Executive Officers

Positions and Responsibilities	Name	Significant Concurrent Positions
Director	Kenji Tsuge	—

(Note) On April 1, 2017, the Company changed to company with audit ad supervisory committee, and on the same day, Kenji Tsuge resigned as director, and Toshiyasu Iiyama were appointed as Chairman and Representative Director, Toru Otsuka was appointed as Representative Director, John Baker and Vikas Sharma were appointed as Directors (excluding audit and supervisory committee members), Hisato Miyashita was appointed as Director and audit and supervisory committee member, and Shinji Iwai and Kimimori Yano were appointed as Outside Directors and audit and supervisory committee members.

II.	Matters Relating to the Company’s stock

(1) Total Number of Authorized Shares:	1,600 shares
(2) Total Number of Issued Shares:	400 shares
(3) Major Shareholder

Names of Shareholder	Number of Shares	Percentage of Shares owned
Nomura Holdings, Inc.	400 shares	100%

2

III.	Capital Management Policy

In principle, the net income will be paid as dividend within the amount available for distribution.

However, we may decide not to pay dividend in case of business demands or regulatory capital after considering the Company’s situation and verification of necessary capital. (i.e. reinvestment)

From standpoint of efficiency and cost, we will not pay dividend if the amount is immaterial.

As for accumulated earnings from previous years, we will pay as dividend if necessary considering efficiency and cost after verifying necessary capital assuming regulatory capital situation and business demands.

However, we may not pay dividend under special circumstances.

Note: The amounts shown therein are rounded down to the nearest thousand.

3

Supplementary Schedules regarding the Business Report

Not applicable.

4

REPORT OF THE AUDIT AND SUPERVISORY COMMITTEE

The Audit and Supervisory Committee of Nomura Asia Pacific Holdings, Co., Ltd (the “Company”) audited the execution by the Directors of the Company of their duties during the 1st fiscal year (from August 31, 2016 to March 31, 2017). We hereby report the method, contents and results of the audit as follows:

1.	METHOD AND DETAILS OF THE AUDIT

By attempting to communicate with the Directors, etc., based on the auditing principles and assignment of duties, etc. determined by the Audit and Supervisory Committee, the Audit and Supervisory Committee has investigated the procedure and details of the decision making at the important meetings, etc. reviewed important authorized documents and other material documents regarding to the business execution, investigated the performance of the duties by the Directors and investigated the conditions of the businesses and assets of the Company.

Furthermore, we have monitored and verified whether the Accounting Auditor maintained its independent position and implemented appropriate audit, and we received reports from the Accounting Auditor regarding the status of the performance of its duties and, whenever necessary, asked for explanations. In addition, we have been notified from the Accounting Auditor that “Structure for Ensuring Appropriate Operation” (matters set forth in each items prescribed in Article 131 of the Ordinance for Company Calculation) is organized in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005), etc. and when necessary, asked for explanations.

Based on the above methods, we have examined the business report and its supplementary schedules, financial statements (balance sheet, statement of income, statement of changes in net assets and notes to the financial statements) and its supplementary schedules for this fiscal year.

2.	RESULT OF THE AUDIT

(1)	Result of the audit

1.	We have found that business report and its supplementary schedules fairly present the status of the Company, in conformity with the applicable laws and regulations and the Articles of Incorporation.

2.	In relation to the performance of the duties by the Directors, we have found no misconduct or material facts that violate applicable laws and regulations or the Articles of Incorporation.

(2)	Result of Audit of Financial Statements and Supplementary Schedules

We acknowledge that both the method and result of the audit by Ernst & Young ShinNihon LLC, the Company’s Accounting Auditor, are appropriate.

May 30, 2017	THE AUDIT AND SUPERVISORY COMMITTEE OF NOMURA ASIA PACIFIC HOLDINGS, CO., LTD

Hisato Miyashita, Chairman of the Audit and Supervisory Committee

Shinji Iwai, Member of the Audit and Supervisory Committee

Kimimori Yano, Member of the Audit and Supervisory Committee

Note:    Messrs. Shinji Iwai and Kimimori Yano are Outside Directors as provided for in Article 2, Item 15 and Article 331, Paragraph 6 of the Companies Act.

5

    (For reference only) The governing language of this document shall be Japanese. This English translation is made for reference purpose, and only the Japanese original shall have the effect of a document.

Independent Auditor’s Report

May 23, 2017

The Board of Directors

Nomura Asia Pacific Holdings Co., Ltd.

Ernst & Young ShinNihon LLC

Kenjiro Tsumura
Certified Public Accountant
Designated and Engagement Partner

Pursuant to Article 436, Section 2, Paragraph 1 of the Companies Act, we have audited the accompanying financial statements, which comprise the balance sheet, the statement of income, the statement of changes in net assets, the notes to the financial statements and the related supplementary schedules of Nomura Asia Pacific Holdings Co., Ltd. (the “Company”) applicable to the 1st fiscal year from August 31, 2016 through March 31, 2017.

Management’s Responsibility for the Financial Statements and the Related Supplementary Schedules

Management is responsible for the preparation and fair presentation of these financial statements and the related supplementary schedules in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the financial statements and the related supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements and the related supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the related supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the related supplementary schedules. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements and the related supplementary schedules, whether due to fraud or error. The purpose of an audit of the financial statements is not to express an opinion on the effectiveness of the entity’s internal control, but in making these risk assessments the auditor considers internal controls relevant to the entity’s preparation and fair presentation of the financial statements and the related supplementary schedules in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the related supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Nomura Asia Pacific Holdings Co., Ltd. applicable to the 1st fiscal year ended March 31, 2017 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.